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Exhibit 99.1

MANAGEMENT PROXY CIRCULAR TransAlta Corporation The Annual Meeting of Shareholders will be held at 11:00 a.m. MDT on Thursday, April 26, 2012 in Calgary, Alberta. This Document Contains • Notice of Meeting • Proxy Circular This document contains important information for shareholders. Your participation is very important. Please take a minute to submit your proxy today or vote by phone or through the internet in accordance with the instructions set forth in the proxy.

ANNUAL MEETING OF SHAREHOLDERS
Table of Contents

INVITATION TO SHAREHOLDERS	1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	2
MANAGEMENT PROXY CIRCULAR	3
GENERAL INFORMATION	3
About this Document	3
VOTING INFORMATION	6
Who Can Vote	6
Quorum for the Meeting	6
1. BUSINESS OF THE MEETING	9
WHAT THE MEETING WILL COVER	9
A. Election of Directors	9
B. Financial Statements	10
C. Appointment of Auditors	10
D. Advisory Vote on Executive Compensation	10
DIRECTOR NOMINEE INFORMATION	11
Skills Matrix	24
Continuing Education	25
APPOINTMENT OF AUDITORS	26
Pre-Approval Policies and Procedures	26
ADVISORY VOTE ON EXECUTIVE COMPENSATION	27
2. GOVERNANCE	28
OUR GOVERNANCE PRACTICES	28
BOARD COMMITTEES	35
Report of the Audit and Risk Committee and Committee Responsibilities	35
Report of the Governance and Environment Committee and Committee Responsibilities	38
Report of the Human Resources Committee and Committee Responsibilities	40
3. COMPENSATION	43
REPORT ON DIRECTOR COMPENSATION	43
REPORT ON EXECUTIVE COMPENSATION	47
COMPENSATION DISCUSSION AND ANALYSIS	49
Components of Compensation	52
Summary Compensation Table	73
Other Required Disclosure	74
4. LOANS TO DIRECTORS AND OFFICERS	80
5. DIRECTORS AND OFFICERS INSURANCE	80
DIRECTOR APPROVAL	80
APPENDIX "A" CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1	A-1
NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES	A-1
APPENDIX "B" TRANSALTA CORPORATION GENERAL GOVERNANCE GUIDELINES FOR THE BOARD	B-1

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the "Compensation Discussion and Analysis" section of this Management Proxy Circular and other statements about our operations, financial condition, risk management priorities, targets, ongoing objectives, strategies and outlook for 2012 and subsequent periods. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions of future or conditional verbs such as "will", "should", "would" and "could". By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, some beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Management Proxy Circular or in other communications except as required by law.

TransAlta Corporation 2012 Management Proxy Circular

INVITATION TO SHAREHOLDERS

March 9, 2012

Dear Shareholder:

You are cordially invited to attend the 2012 Annual Meeting of Shareholders, which will take place on Thursday, April 26, 2012 at 11:00 a.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta. The Annual Meeting of Shareholders provides you with the opportunity to hear about TransAlta's 2011 performance and management's plans going forward. You will also be able to meet and ask questions of the Board of Directors and management.

Attached are the Notice of Annual Meeting of Shareholders and the Management Proxy Circular, which contain details of the business to be conducted at the meeting and provide information with respect to executive compensation and our governance practices and principles. We hope you will take the time to review this circular and provide your vote on the business items of the meeting. Your vote and participation are very important.

If you are unable to attend the meeting in person, you can vote by telephone, via the Internet or by completing and returning the enclosed proxy. Please refer to the "Voting Information" section of the Management Proxy Circular for more information.

We will also webcast the meeting at www.transalta.com. We encourage you to visit our website at any time before the meeting as it provides information about our company.

We look forward to seeing you at the meeting.

Sincerely,

Gordon D. Giffin Chair of the Board	Dawn Farrell President and Chief Executive Officer

NOTICE

In March 2011, we asked all registered shareholders to advise us in writing if they did not wish to receive the 2011 Annual Report and asked all beneficial shareholders to advise us in writing if they did wish to receive the 2011 Annual Report, when it became available in March 2012. If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you will not receive the Annual Report. As well, if you purchased TransAlta common shares through a broker after March 1, 2012 you may not receive the 2011 Annual Report.

The 2011 Annual Report is available on our website at www.transalta.com and on SEDAR at www.sedar.com. Anyone wishing to receive a paper copy of the 2011 Annual Report may obtain one free of charge by contacting TransAlta's transfer agent, CIBC Mellon Trust Company, or by contacting our Investor Relations Department at 403.267.2520 or toll free at 1.800.387.3598.	CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. P.O. Box 700 Station "B" Montreal, Quebec H3B 3K3 Telephone: 1.800.387.0825 Online: www.canstockta.com

        1                        TransAlta Corporation 2012 Management Proxy Circular

TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station "M" Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of holders of common shares of TransAlta Corporation ("TransAlta" or the "Company") will be held on Thursday, April 26, 2012 at 11:00 a.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta for the purposes of:

1.
electing the directors for the ensuing year;

2.
receiving the audited consolidated financial statements of the Company for the year ended December 31, 2011 and the auditor's report thereon;

3.
appointing the auditors and authorizing the directors to fix their remuneration;

4.
to consider and approve, on an advisory basis, a resolution (the full text of which is reproduced on page 27 of the Management Proxy Circular) accepting the Company's approach to executive compensation; and

5.
considering such other matters as may properly come before the Meeting.

This Notice, the accompanying Management Proxy Circular (the "Proxy Circular") and the form of proxy (the "Proxy") are provided in connection with the Meeting. Only shareholders of record at the close of business on March 1, 2012 are entitled to receive notice and to vote at the Meeting or any adjournment. Proxies must be returned to TransAlta's Transfer Agent and Registrar, CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment. Registered shareholders who cannot attend the Meeting in person may use one of the voting options described in this Proxy Circular and the accompanying Proxy. Non-registered shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. For more information about registered shareholders and non-registered shareholders please see the section entitled "Voting Information" in this Proxy Circular.

The Proxy Circular and the Proxy accompany this Notice.

By the order of the Board of Directors

Calgary, Alberta March 9, 2012	Maryse C. St.-Laurent Vice-President and Corporate Secretary

TransAlta Corporation 2012 Management Proxy Circular                        2

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular ("Proxy Circular") is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta and the Board of Directors (the "Board") for use at the Annual Meeting of Shareholders of the Company (the "Meeting") to be held on Thursday, April 26, 2012 at 11:00 a.m. (local time) in the Grand Lecture Theatre at The Metropolitan Conference Centre, located at 333 Fourth Avenue SW, in Calgary, Alberta, or any adjournment thereof, for the purposes set out in the Notice of Annual Meeting of Shareholders (the "Notice of Meeting").

GENERAL INFORMATION

This Proxy Circular was provided to you because you owned TransAlta common shares at the close of business on March 1, 2012, the record date set for the Meeting. As a shareholder, you have the right to attend the Meeting and vote your TransAlta shares. You may vote in person or by proxy, using the enclosed form.

About this Document

This Proxy Circular contains information about what the Meeting will cover, the voting process and other information you need to know, including:

•
the directors nominated for election to our Board;
•
the appointment of auditors;
•
our corporate governance practices; and
•
2011 compensation for our directors and officers.

Voting and Solicitation of Proxies

We believe it is important for all shareholders to vote. To encourage your vote, you may be contacted by TransAlta employees by telephone, email, facsimile or in person, or by our proxy solicitation agent, Kingsdale Shareholder Services Inc. Solicitation will be made primarily by mail and the cost will be borne by the Company. The cost of these services is estimated at approximately $40,000.00.

We will reimburse brokerage houses and other agents, custodians, nominees and fiduciaries for the expense of forwarding documents to beneficial owners for whom shares are held.

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live webcast of the Meeting. Details on how you may listen to and follow the proceedings on the webcast can be found on our website at www.transalta.com/ investor-centre/ events-presentations.

Transfer Agent

Our Transfer Agent is CIBC Mellon Trust Company. On November 1, 2010, CIBC Mellon sold its issuer services business to Canadian Stock Transfer Company Inc. which is currently operating the stock transfer business in the name of CIBC Mellon Trust Company during a transition period.

Date of Information

Except as otherwise stated, information in this Proxy Circular is as of March 9, 2012.

Mailing of Proxy Circular and Annual Report

The 2012 Management Proxy Circular is being mailed (either physically or electronically) to all shareholders except to those who asked not to receive it. The Annual Report is being mailed to:

•
registered shareholders, except those who asked not to receive it; and
•
beneficial shareholders who requested a copy.

We will provide proxy materials to brokers, custodians, nominees and fiduciaries. We ask that the materials be forwarded promptly to our beneficial shareholders.

        3                        TransAlta Corporation 2012 Management Proxy Circular

Annual and Interim Reports

If you are a registered shareholder, you received our 2011 Annual Report in this package, unless you asked not to.

If you are a beneficial shareholder and returned last year's form requesting a copy of our annual or interim reports, you received copies of one or all of the documents as requested. You will be asked again this year whether or not you wish to receive these documents for 2012. If you do, please fill out and return the Beneficial Shareholder Form included in this package.

Please note that you can access all of our public documents, including our Management Proxy Circular, Annual Report and interim reports at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

 Availability of Documents

You will find additional information regarding the business of the Company in our Annual Information Form for the year ended December 31, 2011. Additional financial information is	If you, as a registered shareholder, i) do not want our Annual Report next year; or, ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form in this package.

provided in our audited consolidated financial statements and accompanying Management's Discussion and Analysis for the year ended December 31, 2011. Copies of these documents and other important documents are on our website at www.transalta.com.

If you prefer to receive a paper copy of our documents, you may request them from:

Investor Relations
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station "M"
Calgary, Alberta T2P 2M1

1.800.387.3598 (toll-free) North America
403.267.2520 Calgary/outside North America:
investor_relations@transalta.com	CIBC Mellon Trust Company (Transfer Agent)
c/o Canadian Stock Transfer Company Inc.
P.O. Box 700
Station "B"
Montreal, Quebec H3B 3K3

1.800.387.0825 (toll-free) North America
416.682.3860 Toronto/outside North America
inquiries@canstockta.com

Communicating with the Board

Our Board values open dialogue and the exchange of ideas with our shareholders. Our Board also encourages shareholder participation at its annual meetings. Shareholders may communicate directly with the Board or any Board member(s) by directing their correspondence to the following address:

TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station "M"
Calgary, Alberta T2P 2M1
Attention: Vice-President and Corporate Secretary
corporate_secretary@transalta.com

We receive inquiries on many subjects. Our Vice-President and Corporate Secretary will, on behalf of the Board, review the correspondence addressed to the Board in order to determine if a Board response is appropriate. While the Board oversees management, it does not participate in day-to-day operations and in some circumstances it may be more appropriate for management personnel to respond to your inquiry.

All inquiries will receive a response from the Board or management.

TransAlta Corporation 2012 Management Proxy Circular                        4

Ethics Policies

We have adopted a Code of Business Conduct and Ethics for the Board and all employees. Under these policies, all directors, officers and employees must demonstrate ethical business practices in all business relationships, within and outside of TransAlta. These policies are available at www.transalta.com/about-us/governance and are filed at www.sedar.com and www.sec.gov.

Reporting Concerns

The Board, through the oversight of the Audit and Risk Committee ("ARC"), has established several options for employees, contractors, shareholders, and other stakeholders to call or contact the ARC with respect to accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board. You may contact the ARC by:

•
Email to the Ethics Help Line at ethics_helpline@transalta.com; or

•
Fax addressed to the Director, Internal Audit at the confidential fax line 403.267.7985; or

•
Leaving a confidential, anonymous voice mail on the TransAlta Ethics Help Line at 1.888.806.6646; or

•
Mail addressed to the Director, Internal Audit at:

    TransAlta Corporation
    Attention: Director, Internal Audit
    110 – 12th Avenue SW
    Box 1900, Station "M"
    Calgary, Alberta T2P 2M1; or

•
Mail addressed directly to the Chair of the ARC of the Board at:

    Chair of the ARC
    Subject Matter "003"
    110 – 12th Avenue SW
    c/o Box 1900 Station "M"
    Calgary, Alberta T2P 2M1

Shareholder Proposals

As an eligible shareholder, if you wish to submit a proposal for our 2013 Annual Meeting of Shareholders, you must do so no later than December 12, 2012. You must submit it to:

TransAlta Corporation
Attention: Vice-President and Corporate Secretary
110 – 12th Avenue SW
Box 1900, Station "M"
Calgary, Alberta T2P 2M1

Dividend Reinvestment Plan

On February 21, 2012, TransAlta Corporation added a Premium Dividend™ Component to its existing Dividend Reinvestment and Share Purchase Plan. The amended and restated plan, the Premium Dividend™, Dividend Reinvestment and Optional Common Share Purchase Plan provides eligible shareholders of TransAlta with two options: i) to reinvest dividends at a current three per cent discount (may be from zero to five per cent at the discretion of the Board of Directors) to the average market price towards the purchase of new shares of TransAlta (the Dividend Reinvestment Component) or ii) receive the equivalent to 102% of the dividends payable in cash, a premium cash payment (the Premium Dividend™ Component).

Eligible shareholders enrolled in either the Dividend Reinvestment Component or the Premium Dividend™ Component will also be eligible to purchase new shares at a discount to the average market price under the optional cash payment component (the OCP

        5                        TransAlta Corporation 2012 Management Proxy Circular

Component) of the Plan by directly investing up to $5,000.00 per quarter. The applicable discount under the OCP Component is also determined from time to time by the Board and is currently set at three per cent.

To participate in the plan, eligible shareholders must be resident in Canada. Residents of the United States or an individual who is otherwise a "U.S. Person" under applicable United States securities laws may not participate in the plan. Shareholders who are resident in any jurisdiction outside of Canada (other than the United States) may participate in the plan only if their participation is permitted by the laws of the jurisdiction in which they reside and provided that TransAlta is satisfied, in its sole discretion, that such laws do not subject the plan, TransAlta, the plan agent or the plan broker to additional legal or regulatory requirements.

Information on the plan may be found on our website at www.transalta.com/investor-centre/shareholder-information/drasp or by contacting our transfer agent CIBC Mellon Trust Company, c/o Canadian Stock Transfer Company Inc. at:

Phone: 1.800.387.0825

Online: www.canstockta.com

Mail: CIBC Mellon Trust Company
c/o Canadian Stock Transfer Company Inc.
Dividend Reinvestment Services
P.O. Box 700
Station "B"
Montreal, Quebec H3B 3K3

Shareholder Rights Plan

We have a shareholder rights plan. It was originally put in place on October 13, 1992 in an agreement between CIBC Mellon and the Company. According to the rules of the TSX, shareholders must confirm this plan every three years. The plan was most recently confirmed at our annual and special shareholders' meeting on April 29, 2010. We expect to present it again for approval to our shareholders at our 2013 shareholder meeting.

VOTING INFORMATION

Who Can Vote

If you held common shares at the close of business on March 1, 2012, you are entitled to attend the meeting or any adjournment and vote your common shares. Each TransAlta common share represents one vote.

Quorum for the Meeting

To transact business at the Meeting, we must have at least two persons who hold or are representing by proxy not less than 25 percent of the outstanding shares entitled to be voted at the Meeting.

Principal Owners of TransAlta Shares

At the close of business on March 1, 2012, there were 224,676,844 common shares, 12,000,000 Series A preferred shares and 11,000,000 Series C preferred shares of TransAlta issued and outstanding. Our common shares trade under the symbol "TA" on the Toronto Stock Exchange ("TSX") and under the symbol "TAC" on the New York Stock Exchange ("NYSE"). Our preferred shares trade in Canada only under the symbol TA.PR.D and TA.PR.F.

To the knowledge of our directors and officers, no person beneficially owns (directly or indirectly), controls or directs more than 10% of our common shares.

Registered Shareholder Voting

You are a registered shareholder if your shares are held in your name and you have a share certificate. As a registered shareholder, you may vote in person at the Meeting or by Proxy.

TransAlta Corporation 2012 Management Proxy Circular                        6

Attending the Meeting

If you attend the Meeting in person, it is not necessary to complete and return the Proxy. Please register with our Registrar and Transfer Agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

By Proxy

Voting by Proxy is a very easy way to vote. When you vote by Proxy you are giving someone else the authority to attend the Meeting and vote on your behalf (called your proxyholder).

Dawn L. Farrell (President and Chief Executive Officer) and Gordon D. Giffin (Chair of the Board) have agreed to act as your proxyholder. If you appoint these proxyholders but do not indicate how you want to vote on the enclosed form, they will vote as follows:

•
for electing each nominated director;
•
for re-appointing the auditors; and
•
for the advisory vote on our approach to executive compensation.

You may appoint someone else to be your proxyholder. This person does not need to be a shareholder. To appoint somebody else as your proxyholder, cross out the printed names on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided. Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly. Your proxyholder will be required to register with our Transfer Agent when they arrive at the Meeting.

If you do not plan to attend, or have your proxyholder attend, the Meeting in person, you may vote your Proxy in one of three ways:

Mail – Complete, date and sign the Proxy in accordance with the instructions included on the Proxy. Return the completed form in the envelope provided to CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc., Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1. To be voted at the Meeting, the Proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment of the Meeting.

Telephone – To vote by telephone, you must use a touch-tone telephone to transmit voting preferences to a toll free number: 1.866.240.4315 (English and French). You must follow the instructions of the "Vote Voice" and refer to the Proxy sent to you for the 12 digit Control Number, located on the back in the lower left corner. Convey your voting instructions by use of touch-tone selections over the telephone. When you vote by telephone, you must cast your vote not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for holding the Meeting, or any adjournment.

Internet – To vote by Internet, you must access the website www.proxypush.ca/ta. You must then follow the instructions and refer to the Proxy sent to you for the 12 digit Control Number, located on the back in the lower left corner. Convey your voting instructions electronically over the Internet. When you vote by Internet, you must cast your vote not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the holding of the Meeting, or any adjournment.

By following one of the three options above, you may authorize the management representatives of the Company named in the Proxy to vote your shares.

Beneficial Shareholder Voting

You are a beneficial shareholder if your shares are held in a nominee's name. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Vote through your Nominee

To vote your shares through your nominee you should follow the instructions on the request for voting instructions form provided by your nominee.

        7                        TransAlta Corporation 2012 Management Proxy Circular

Vote in person at the Meeting

To vote your shares in person at the meeting, you must:

  i)
  Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions form. Do not complete the voting section on the request for voting instructions as your vote will be taken at the Meeting; and
  ii)
  Return the request for voting instructions form to the nominee in the envelope provided or by the facsimile number provided.

Note:    If you are a U.S. beneficial shareholder and you wish to attend the Meeting and vote your shares in person, you must follow the instructions on the back of your Voting Instruction Form to obtain a legal proxy.

Once you have received your legal proxy, you will need to submit and deliver it to the Company or its transfer agent, prior to the proxy deposit date in order to vote your shares in person.

Vote by telephone or the Internet

You may vote by telephone or Internet by following the instructions for telephone and Internet voting on the request for voting instructions form.

Changing Your Vote

Registered Shareholders

You may revoke your Proxy in the following ways:

•
If your prior vote was submitted by mail, you may revoke your Proxy in writing addressed to TransAlta Corporation, executed by you or by your attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 – 12th Avenue SW, Calgary, Alberta, T2P 2M1, Attention: Vice-President and Corporate Secretary. You must revoke your Proxy not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting, or any adjournment, at which the Proxy is to be used, or in person with the Chair of the Meeting prior to the start of the Meeting, or any adjournment.
•
If your prior vote was submitted by telephone or the Internet, you may revoke your Proxy by mail within the time frame set forth above or by telephone or Internet not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting, or any adjournment.
•
You may also revoke your Proxy by submitting new voting instructions, which will revoke any prior instructions.

Non-Registered Shareholders

If you have voted through your nominee and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

Voting Results

We need a simple majority of all votes cast to elect the nominated directors (subject to our majority voting policy), appoint the auditors and approve our approach to executive compensation.

CIBC Mellon counts the votes and will only show us a proxy form if:

•
it is required by law;
•
there is a proxy contest; or
•
a shareholder has written comments on the proxy form that are clearly intended for TransAlta management.

Questions?
Contact our transfer agent
CIBC Mellon
1.800.387.0825
www.canstockta.com

TransAlta Corporation 2012 Management Proxy Circular                        8

1.    BUSINESS OF THE MEETING

WHAT THE MEETING WILL COVER

There are four items of business:

  A.    Election of Directors

•
All of our directors are independent with the exception of our President and Chief Executive Officer.
•
Voting is conducted on an individual director basis.
•
We have a majority voting policy.
•
Our total directors' 2011 attendance at meetings is 98%.

All 11 current directors are standing for election to the Board. Each director elected will serve until the next annual meeting of shareholders or until his or her successor is elected or appointed. Each director has agreed to serve as a director if elected.

Board Size

Our Articles of Incorporation allow us to have not less than three and not more than 19 directors. Our Board considers annually the size of the Board and has determined that between 10 to 12 directors is an appropriate size to provide for effective decision making, staffing of Board committees and to address succession planning requirements.

Skills and Experience of our Directors

On January 25, 2012, our Board decided that it would maintain its current size of 11 directors, on the basis that the nominated directors represent an appropriate mix of expertise and qualities required to serve on the Board and the Company. A skills and expertise matrix outlining the combined skills and experience of the director nominees is included on page 24 of this Proxy Circular.

Independence of our Directors

All of our director nominees are independent, except for Mrs. Dawn L. Farrell, our President and Chief Executive Officer. Also, there is no family relationship between any of the nominated directors.

Annual Election of Individual Directors Shareholders are provided with the opportunity to cast their votes for or withhold from voting for each director individually. Our Policy on Majority Voting	Voting is by individual director and we have adopted a majority voting policy.

Our policy provides that in an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting. If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board. If for any reason the Board does not accept the resignation, it will promptly disclose its final decision in a press release.

Nominees

The 11 directors being nominated for election in 2012 are:

William D. Anderson	Michael M. Kanovsky
Stephen L. Baum	Gordon S. Lackenbauer
Timothy W. Faithfull	Karen E. Maidment
Dawn L. Farrell	Yakout Mansour
Gordon D. Giffin	Martha C. Piper
C. Kent Jespersen

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of these nominees as directors.

        9                        TransAlta Corporation 2012 Management Proxy Circular

  B.    Financial Statements

You will receive our 2011 audited consolidated financial statements, the auditors' report and the related Management's Discussion and Analysis. Copies will also be available at the Meeting. In addition, the full text of the 2011 Annual Report in either English or French is available on our website at www.transalta.com and on SEDAR at www.sedar.com.

  C.    Appointment of Auditors

You will be asked to re-appoint Ernst & Young LLP, our present auditors, as auditors to hold office until the next annual meeting of shareholders of the Company at remuneration to be fixed by the Board. Representatives of Ernst & Young LLP will be available at the meeting to answer any questions you may have. Further information on the services provided in 2011 and the fees we paid them may be found on page 26.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote to reappoint Ernst & Young LLP as auditors of the Company.

  D.    Advisory Vote on Executive Compensation

At the Meeting, you will be asked to consider and approve, on an advisory basis, a resolution on our approach to executive compensation disclosed in this Proxy Circular. The full text of the resolution is on page 27.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the advisory resolution on executive compensation.

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting.

TransAlta Corporation 2012 Management Proxy Circular                        10

DIRECTOR NOMINEE INFORMATION

William D. Anderson(1) – Independent Director

Ontario, Canada Director since 2003 Age: 62 Holdings:(2) 40,735

Corporate Director.    Mr. Anderson was President of BCE Ventures (a subsidiary of BCE Inc.) from 2001 to 2005 (telecommunications) and prior to that, Chief Financial Officer ("CFO") of BCE Inc., Bell Canada Inc. and of Bell Cablemedia plc (telecommunications). As President of BCE Ventures, he was responsible for a number of significant operating companies as well as being Chief Executive Officer ("CEO") of Bell Canada International Inc. In his CFO roles, Mr. Anderson was responsible for all financial operations of the respective companies and executed numerous debt and equity financings, corporate acquisition and disposition transactions as well as corporate and operational restructurings.

Mr. Anderson is a past director at BCE Emergis Inc., Bell Cablemedia plc, Bell Canada International Inc., CGI Group Inc., Four Seasons Hotels Inc., Sears Canada Inc. and Videotron Holdings plc.

Mr. Anderson holds a bachelor in business administration from the University of Western Ontario (London, ON) and is a Fellow of the Institute of Chartered Accountants of Ontario.

Areas of Expertise

Accounting & Finance
Economics & Business
Technology/Research/Telecommunication

Board/Committee Membership			Attendance	Attendance Total

Board of Directors – Regular			7 of 7
Board of Directors – Special			7 of 7
Audit and Risk Committee (Chair)			8 of 8	22 of 22 (100%)

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	8,000	32,735	40,735	$856,249.70
2010	8,000	27,906	35,906	$759,411.90

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

$321,792.00		Yes

Value of Compensation Received
Year		Total Compensation

2011		$182,176
2010		$173,280

Other Public Board Directorships			Board/Committee Appointments

Gildan Activewear Inc.			Chair of the Board
Sun Life Financial Inc.			Audit, Risk Review
Nordion Inc. (formerly MDS Inc.)			Chair of the Board

        11                        TransAlta Corporation 2012 Management Proxy Circular

Stephen L. Baum – Independent Director

New Hampshire, U.S.A. Director since 2008 Age: 70 Holdings:(2) 15,961

Corporate Director.    Mr. Baum was Chairman and CEO of Sempra Energy from July 2000 to February 2006, a San Diego-based Fortune 500 energy services holding company formerly known as Enova Corporation. Previous to that, Mr. Baum was President, COO and Vice-Chairman of Sempra Energy, from July 1998 to July 2000. Prior to that he was Chairman, CEO and a member of the board of directors of Enova Corporation, the parent company of San Diego Gas & Electric ("SDG&E") where he served in various officer positions including General Counsel. Before joining SDG&E, he was Senior Vice-President and General Counsel of the New York Power Authority. He has also held various legal positions, including General Attorney at Orange & Rockland Utilities, and as an associate with the law firm of Curtis, Mallet-Prevost, Colt & Mosle in New York City.

Mr. Baum is a graduate of Harvard University (Cambridge, MA) and the University of Virginia Law School (Charlottesville, VA). He has also served as a Captain in the U.S. Marine Corps.

Areas of Expertise

Law and/or Regulatory
Electric Energy/Utility
Oil & Gas

Board/Committee Membership			Attendance	Attendance Total

Board of Directors – Regular			7 of 7
Board of Directors – Special			6 of 7
Audit and Risk Committee			4 of 4
Human Resources Committee			4 of 4	21 of 22 (95%)

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	3,050	12,911	15,961	$335,500.22
2010	0	9,134	9,134	$193,184.10

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

$321,792.00		Yes

Value of Compensation Received
Year		Total Compensation

2011		$159,676
2010		$151,280

Other Public Board Directorships			Board/Committee Appointments

Computer Sciences Corporation			Audit, Governance

TransAlta Corporation 2012 Management Proxy Circular                        12

Timothy W. Faithfull – Independent Director

England, U.K. Director since 2003 Age: 67 Holdings:(2) 43,574

Corporate Director.    Mr. Faithfull is a 36-year veteran of Royal Dutch/Shell plc (energy), where he held diverse international roles principally in oil products and LNG project development. As President and CEO of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line in 2003, the first fully integrated oil sands venture in 25 years. Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operations of Shell International Trading and Shipping Company from 1993 to 1996. He was Chairman and CEO of Shell Eastern Petroleum in Singapore from 1996 to 1999, including Shell's main refinery and oil products trading for Asia Pacific.

During his time in Singapore, he was a director of DBS Bank and the Port of Singapore Authority. He was a trustee of the main Singapore Arts/Theatre complex. In Calgary, he served on the board of the Calgary Health Trust and the Epcor Arts Centre.

In the U.K., Mr. Faithfull is a director Shell Pension Trust Limited, where he chairs the Technical Committee. He is a trustee of both Starehe UK and Canada UK Colloquium, and a member of the remuneration committee of Keble Collete, Oxford, all non-public entities. He is a past director of Enerflex Systems Income Fund.

Mr. Faithfull holds a master of arts in philosophy, politics and economics from the University of Oxford, U.K. (Oxford, U.K.).

Areas of Expertise

Economics & Business
Oil & Gas
Major Projects and Operations
Marketing and Trading
Human Resources
Health, Safety and Environmental Matters

Board/Committee Membership			Attendance	Attendance Total

Board of Directors – Regular			7 of 7
Board of Directors – Special			7 of 7
Human Resources Committee (Chair)			9 of 9	23 of 23 (100%)

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	2,600	40,974	43,574	$915,925.48
2010	2,600	33,632	36,232	$766,306.80

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

$321,792.00		Yes

Value of Compensation Received
Year		Total Compensation

2011		$186,176
2010		$166,280

Other Public Board Directorships			Board/Committee Appointments

AMEC plc			Senior Independent Director, Remuneration (Chair), Audit, Nominating, Compliance and Ethics
Canadian Pacific Railway Limited			Corporate Governance and Nominating, Safety, Operations & Environment (Chair), Management Resources Compensation
Canadian Natural Resources Limited			Audit, Health, Safety and Environment

        13                        TransAlta Corporation 2012 Management Proxy Circular

Dawn L. Farrell(1) – Non-Independent Director

Alberta, Canada Director since 2012 Age: 52 Holdings:(2) 59,881

President and Chief Executive Officer of TransAlta Corporation since 2012.

Dawn Farrell became President and CEO of TransAlta Corporation on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011.

Mrs. Farrell has over 25 years experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She has served as Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation.

From 2003 to 2006, Mrs. Farrell served as Executive Vice-President, Generation at BC Hydro. In 2006, she was appointed Executive Vice-President Engineering, Aboriginal Relations and Generation.

Mrs. Farrell sits on the board of directors of the Calgary Stampede. Her past boards include the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation and Vision Quest Windelectric.

She holds a bachelor of commerce degree with a major in finance and a master's degree in economics from the University of Calgary (Calgary, AB). Mrs. Farrell has also attended the Advanced Management Program at Harvard University (Cambridge, MA).

Areas of Expertise

Accounting & Finance
Economics & Business
Electric Energy/Utility
Government
Mining

Board/Committee Membership			Attendance	Attendance Total

Mrs. Farrell was appointed on January 2, 2012.

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	59,881	0	59,881	$1,258,699
2010	34,324	0	34,324	$726,333

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

Mrs. Farrell is subject to the requirements of the Executive share ownership plan, requiring that she owns and holds four times her base salary, which she is on track to meet.

Value of Compensation Received
Year		Total Compensation

Please refer to the Compensation Discussion and Analysis section of this Proxy Circular.

Other Public Board Directorships			Board/Committee Appointments

None

TransAlta Corporation 2012 Management Proxy Circular                        14

Ambassador Gordon D. Giffin – Independent Director

Georgia, U.S.A. Director since 2002 Chair of the Board since 2011 Age: 62 Holdings:(2)(3) 31,945

Lawyer and Senior Partner, McKenna, Long & Aldridge LLP (law firm). From 1997 to 2001, Mr. Giffin served as the United States Ambassador to Canada with responsibility for managing Canada/U.S. bilateral relations, including energy and environmental policy. Prior to this appointment, he practised law for 18 years as a senior partner in Atlanta, GA and Washington, DC. His practice focused on energy regulatory work at the state and federal levels. Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office. In 2001, Mr. Giffin returned to private practice where he specializes in state and federal regulatory matters, including those related to trade, energy and trans-border commerce.

Mr. Giffin holds a bachelor of arts from Duke University (Durham, NC) and a juris doctorate from Emory University School of Law (Atlanta, GA).

Areas of Expertise

Economics & Business
Government Affairs/Public Administration
Law and/or Regulatory
Marketing
Electric Energy/Utility
Government
Mining

Board/Committee Membership			Attendance	Attendance Total

Board of Directors – Regular			7 of 7
Board of Directors – Special			7 of 7
Governance and Environment Committee			2 of 2	16 of 16 (100%)

Mr. Giffin, as Chair of the Board, is not a member of any standing committee, however he attends committee meetings. As he does not receive any form of compensation for the same, his attendance is not recorded.

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	15,500	16,445	31,945	$671,483.90
2010	12,300	15,573	27,873	$589,513.95

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

$321,792.00		Yes

Value of Compensation Received
Year		Total Compensation

2011		$281,215
2010		$166,280

Other Public Board Directorships			Board/Committee Appointments

Canadian Imperial Bank of Commerce			Management Resources & Compensation
Canadian National Railway Company			Environment and Safety, Finance, Donations, Strategic Planning and Investment
Canadian Natural Resources Limited			Audit, Governance (Chair)
Just Energy Group Inc.			Risk, Human Resources

        15                        TransAlta Corporation 2012 Management Proxy Circular

C. Kent Jespersen(1) – Independent Director

Alberta, Canada Director since 2004 Age: 65 Holdings:(2)(4) 34,699

Corporate Director.    Mr. Jespersen has been Chair and CEO of La Jolla Resources International Ltd. since 1998 (advisory and investments). He has also held senior executive positions with NOVA Corporation of Alberta, Foothills Pipe Lines Ltd. and Husky Oil Limited before assuming the presidency of Foothills Pipe Lines Ltd. and later, NOVA Gas International Ltd. ("NOVA"). At NOVA, he led the non-regulated energy services business (including energy trading and marketing) and all international activities.

Mr. Jespersen holds a bachelor of science in education and a master of science in education from the University of Oregon (Eugene, OR).

Areas of Expertise

Communications
Economics & Business
Government Affairs/Public Administration
Human Resources
Electric Energy/Utility
Government
Oil & Gas

Board/Committee Membership			Attendance	Attendance Total

Board of Directors – Regular			7 of 7
Board of Directors – Special			7 of 7
Audit and Risk Committee			4 of 4
Human Resources Committee			9 of 9	27 of 27 (100%)

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	5,905	28,794	34,699	$729,372.98
2010	5,905	24,174	30,079	$636,170.85

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

$321,792.00		Yes

Value of Compensation Received
Year		Total Compensation

2011		$158,676
2010		$146,780

Other Public Board Directorships			Board/Committee Appointments

Axia NetMedia Corporation			Audit (Chair), Compensation
CanElson Drilling Inc.			Compensation
Rodinia Oil Corp.			Audit, Corporate Governance and Compensation (Chair)
Orvana Minerals Corp.			Chair
MatRRix Energy Technologies Inc.			Governance (Chair), Compensation
Petro-Frontier Ltd.			None

TransAlta Corporation 2012 Management Proxy Circular                        16

Michael M. Kanovsky(1) – Independent Director

Alberta, Canada Director since 2004 Age: 63 Holdings:(2) 65,757

Corporate Director and Independent Businessman.    Mr. Kanovsky co-founded Northstar Energy Corporation ("Northstar") with initial capital of $400,000 and helped build this entity into an oil and gas producer that was sold to Devon Energy Corporation for approximately $600 million in 1998. During this period, Mr. Kanovsky was responsible for strategy and finance as well as merger and acquisition activity. He initiated Northstar's entry into electrical cogeneration through its wholly-owned power subsidiary, Powerlink Corporation ("Powerlink"). Powerlink developed one of the first independent power producer (IPP) gas-fired co-generation plants in Ontario and also internationally. In 1997, he founded Bonavista Energy Corporation (previously Bonavista Energy Trust), which has grown to a present day market capitalization of approximately $4.5 billion.

Mr. Kanovsky, a Professional Engineer, holds a bachelor of science in mechanical engineering from Queen's University (Kingston, ON) as well as a master of business administration from the Richard Ivey School of Business at the University of Western Ontario (London, ON).

Areas of Expertise

Accounting & Finance
Economics & Business
Engineering & Technical
Electric Energy/Utility
Financial Services/Investment
Oil & Gas

Board/Committee Membership			Attendance	Attendance Total

Board of Directors – Regular			7 of 7
Board of Directors – Special			4 of 7
Human Resources Committee			4 of 4
Governance and Environment Committee (Chair)			4 of 4	19 of 22 (86%)

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	25,000	40,757	65,757	$1,382,212.14
2010	25,000	33,426	58,426	$1,235,709.90

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

$321,792.00		Yes

Value of Compensation Received
Year		Total Compensation

2011		$157,676
2010		$142,280

Other Public Board Directorships			Board/Committee Appointments

ARC Resources Ltd.*			Governance, Risk (Chair), Reserve
Bonavista Energy Corporation			Lead Director, Audit, Reserve, Compensation (Chair)
Devon Energy Corporation			Audit, Reserve (Chair)
Pure Technologies Ltd.			Audit (Chair), Governance
*
Mr. Kanovsky has advised that he will be retiring and not standing for re-election on the Board of ARC Resources Ltd.

        17                        TransAlta Corporation 2012 Management Proxy Circular

  Gordon S. Lackenbauer(1) – Independent Director

Alberta, Canada Director since 2005 Age: 68 Holdings:(2)(5) 30,989

Corporate Director.    Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns Inc. (investment banking) from 1990 to 2004. Prior to that, he was responsible for the principal activities of the firm, which included fixed income sales and trading, new issue underwriting, syndication and merger and acquisition advisory mandates. Mr. Lackenbauer has worked with many of Canada's leading utilities and has frequently acted as an expert financial witness testifying on the cost of capital, appropriate capital structure, and the fair rate of return, principally before the Alberta Utilities Commission, the National Energy Board and the Ontario Energy Board.

Mr. Lackenbauer was a director of CTV Globemedia Inc., a non-public entity, from 2006 to 2011.

Mr. Lackenbauer holds a bachelor of arts in economics from Loyola College (Montréal, QC) as well as a master of business administration from the University of Western Ontario (London, ON). He is also a Chartered Financial Analyst.

Areas of Expertise

Accounting & Finance			Financial Services/Investment
Economics & Business			Forest Products
Human Resources			Investment/Insurance/Banking
Marketing			Oil & Gas
Electric Energy/Utility
Law and/or Regulatory

Board/Committee Membership			Attendance	Attendance Total

Board of Directors – Regular			7 of 7
Board of Directors – Special			7 of 7
Audit and Risk Committee			8 of 8
Governance and Environment Committee			4 of 4	26 of 26 (100%)

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	0	30,989	30,989	$651,388.78
2010	0	24,176	24,176	$511,322.40

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

$321,792.00		Yes

Value of Compensation Received
Year		Total Compensation

2011		$157,176
2010		$151,280

Other Public Board Directorships			Board/Committee Appointments

NAL Energy Corporation			Audit (Chair), Reserves and Corporate Governance

TransAlta Corporation 2012 Management Proxy Circular                        18

Karen E. Maidment(1) – Independent Director

Ontario, Canada Director since 2010 Age: 53 Holdings:(2) 11,221

Corporate Director.    Ms. Maidment was Chief Financial and Administrative Officer ("CFAO") of BMO Financial Group ("BMO") from 2007 to 2009. Prior to that, she was Senior Executive Vice-President and CFO from 2003 to 2007 and Executive Vice-President and CFO of BMO from 2000 to 2003. As CFAO of BMO, she was responsible for all global finance operations, risk management, legal and compliance, communications and mergers and acquisitions. Prior to that, Ms. Maidment held several executive positions with Clarica Life Insurance Company ("Clarica") from 1988 to 2000, including CFO. She also led the insurance industry group, working with government, to develop regulations and framework to convert Canada's major insurers from mutual to public companies.

Ms. Maidment is a past director of Harris Bank, BMO Nesbitt Burns, where she was also Chair of the Audit Committee, Bank of Montreal Pension Fund, Mutual Trustco, MCAP Financial and The Mutual Group (U.S.). She is a member of the Princess Margaret Hospital Foundation Board and serves on the University of Waterloo Board of Governors.

Ms. Maidment holds a bachelor of commerce from McMaster University (Hamilton, ON), is a Chartered Accountant and, in 2000, she was named Fellow of the Institute of Chartered Accountants of Ontario.

Areas of Expertise

Accounting & Finance
Economics & Business
Financial Services/Investment
Investment/Insurance/Banking

Board/Committee Membership			Attendance	Attendance Total

Board of Directors – Regular			7 of 7
Board of Directors – Special			7 of 7
Audit and Risk Committee			8 of 8
Governance and Environment Committee			4 of 4	26 of 26 (100%)

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	2,000	9,221	11,221	$235,865.42
2010	2,000	3,562	5,562	$117,636.30

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

$321,792.00		Ms. Maidment has met the one year requirement and is on track to meet the three year requirement.

Value of Compensation Received
Year		Total Compensation

2011		$164,176
2010		$103,141

Other Public Board Directorships			Board/Committee Appointments

TD Ameritrade Holding Corporation			Audit, Risk
The Toronto-Dominion Bank			Risk, Human Resources

        19                        TransAlta Corporation 2012 Management Proxy Circular

Yakout Mansour – Independent Director

California, U.S.A. Director since 2011 Age: 63 Holdings:(2) 2,404

Corporate Director.    Mr. Mansour has over 40 years of experience in a wide variety of professional, managerial and executive leadership capacities in the electric utility business. He retired from his last executive position as the President and CEO of the California Independent System Operator Corporation, a position he held from 2005 to 2011.

He previously served in senior executive roles at BC Hydro and British Columbia Transmission Corporation.

A professional engineer and a Fellow of the Institute of Electrical and Electronics Engineers, Mr. Mansour has authored and co-authored numerous publications. He is recognized internationally in the field of power engineering.

In 2009, Mr. Mansour was named to the U.S. Department of Energy's Electricity Advisory Committee. He has also served on the North American Electric Reliability Council (NERC), the Canadian National Committee of the international organization CIGRE and the Transmission Council of the Canadian Electric Association.

Mr. Mansour is a graduate of the University of Calgary (Calgary, AB) with a master of science and a graduate of the University of Alexandria (Alexandria, Egypt) with a bachelor of science in electrical engineering.

Areas of Expertise

Engineering & Technical
Electric Energy/Utility
Technology/Research/Telecommunication

Board/Committee Membership			Attendance	Attendance Total

Board of Directors – Regular			4 of 4
Board of Directors – Special			4 of 4
Human Resources Committee			4 of 4	12 of 12 (100%)

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	1,057	1,347	2,404	$50,532.08
2010	0	0	0	$0.00

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

$321,792.00		Mr. Mansour was appointed to the Board on July 18, 2011 and has until December 31, 2014 to meet the three year requirement.

Value of Compensation Received
Year		Total Compensation

2011		$74,117
2010		$0.00

Other Public Board Directorships			Board/Committee Appointments

None

TransAlta Corporation 2012 Management Proxy Circular                        20

Dr. Martha C. Piper(1) – Independent Director

British Columbia, Canada Director since 2006 Age: 66 Holdings:(2) 27,710

Corporate Director.    Dr. Piper was President and Vice-Chancellor of the University of British Columbia ("UBC") from 1997 to 2006 (education). Prior to her appointment at UBC, she served as Vice-President, Research at the University of Alberta. She served on the boards of the Alberta Research Council, the Conference Board of Canada and the Centre of Frontier Engineering Research. Dr. Piper was also appointed by the Prime Minister of Canada to the Advisory Council on Science and Technology and served as Chair of the Board of the National Institute for Nanotechnology.

Dr. Piper is a member of the Canadian delegation to the Trilateral Commission, an organization fostering closer cooperation among the core democratic industrialized areas of the world. She also sits on the boards of Canadian Institute for Advanced Research, Dalai Lama Centre for Peace & Education, CARE Canada and the Canadian Stem Cell Foundation, non-public entities.

Dr. Piper holds a bachelor of science in physical therapy from the University of Michigan (Ann Arbor, MI), a master of arts in child development from the University of Connecticut (Storrs, CT), and a doctorate of philosophy in epidemiology and biostatistics from McGill University (Montréal, QC). She has also received honorary degrees from 18 international universities. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia.

Areas of Expertise

Government Affairs/Public Administration
Human Resources
Government
Technology/Research/Telecommunication
Academics
Environmental Matters

Board/Committee Membership			Attendance	Attendance Total

Board of Directors – Regular			7 of 7
Board of Directors – Special			6 of 7
Human Resources Committee			9 of 9
Governance and Environment Committee			4 of 4	26 of 27 (96%)

Securities Held as at December 31, 2011
Year	Common Shares	DSUs	Total	Market Value(6)

2011	0	27,710	27,710	$582,464.20
2010	0	21,071	21,071	$445,651.65

Three Year Minimum Shareholding Requirements as at December 31, 2011
Requirement(7)		Requirement Met

$391,792.00		Yes

Value of Compensation Received
Year		Total Compensation

2011		$158,176
2010		$152,780

Other Public Board Directorships			Board/Committee Appointments

Shoppers Drug Mart			Human Resources
Bank of Montreal			Governance and Nominating, Audit

Notes:

(1)
The following nominee directors are Canadian residents: William D. Anderson, Dawn L. Farrell, C. Kent Jespersen, Michael M. Kanovsky, Gordon S. Lackenbauer, Karen E. Maidment and Martha C. Piper.
(2)
Holdings include all shares and deferred share units held by each director as at December 31, 2011.
(3)
Mr. Giffin was a director of AbitibiBowater Inc. ("Abitibi") from October 29, 2007 until his resignation on January 22, 2009. In April 2009, Abitibi and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") with the Superior Court of Quebec in Canada. On September 14, 2010, Abitibi announced that it had received approval for its plan of

        21                        TransAlta Corporation 2012 Management Proxy Circular

  reorganization from unsecured creditors under the CCAA in Canada. On September 21, 2010, Abitibi announced it had received the necessary creditor approval for its plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On December 9, 2010, Abitibi announced that it had successfully completed its reorganization and emerged from creditor protection under the CCAA in Canada and Chapter 11 of the U.S. Bankruptcy Code.

(4)
Mr. Jespersen resigned from the board of directors of CCR Technologies Ltd. ("CCR") in February 2010. CCR filed with the Court of Queen's Bench of Alberta a proposal dated December 1, 2010 pursuant to provisions of Part III Division I of the Bankruptcy and Insolvency Act to restructure and reorganize the financial affairs of CCR, to compromise the claims of the unsecured creditors, restructure the shares of CCR, and to allow it to conduct a restructuring and "rightsizing" of its operations on a going concern basis. This proposal was approved by the unsecured creditors on December 22, 2010 and by the Court on January 13, 2011. The Alberta Securities Commission issued a variation order dated February 14, 2011 to partially revoke its cease trade order to permit the implementation of the proposal which was subsequently implemented.
(5)
Mr. Lackenbauer resigned from the Board of Directors of Tembec Inc. ("Tembec") on August 2, 2007. On December 19, 2007, Tembec announced its proposed recapitalization transaction providing consensual solution to both noteholders and shareholders. On February 22, 2008, Tembec announced that it had received the approval of the majority of shareholders and the requisite majority of noteholders of Tembec Industries Inc. On February 27, 2008, Tembec announced that it had received approval from the Ontario Superior Court of Justice (Commercial List) with respect to their plan of arrangement relating to the proposed recapitalization transaction. On October 31, 2008, Tembec announced that it had successfully obtained a final American court order recognizing its Canadian plan of arrangement as a foreign proceeding in the United States.
(6)
The 2010 market value of a TransAlta common share is based on the closing price on December 31, 2010 of $21.15 and the 2011 market value is based on the closing price on December 30, 2011 (the last trading day of 2011) of $21.02.
(7)
The three year minimum shareholding requirement is calculated by multiplying the yearly 3,200 common shares or DSUs by three, then multiplying that number by the closing price of a TransAlta common share on December 30, 2011 (the last trading day of 2011), being $21.02, and adding the director annual retainer fee of $45,000 in each of 2011 and 2010 and $30,000 in 2009, for a total of $321,792.00.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of these nominees as directors.

Board Committees and Membership

Committees (Number of Members)
	Audit and Risk Committee ("ARC")	Governance and Environment Committee ("GEC)"	Human Resources Committee ("HRC")

	(4)	(4)	(4)
Management Director – Not Independent
Stephen G. Snyder(1)
Dawn L. Farrell(1)
Independent Outside Directors
William D. Anderson	Chair
Stephen L. Baum	✓
Timothy W. Faithfull			Chair
Gordon D. Giffin (Board Chair)
C. Kent Jespersen			✓
Michael M. Kanovsky		Chair
Gordon S. Lackenbauer	✓	✓
Karen E. Maidment	✓	✓
Yakout Mansour			✓
Martha C. Piper		✓	✓

Note:

(1)
Mr. Snyder retired as President and Chief Executive Officer of the Company effective January 1, 2012. Mrs. Dawn L. Farrell was appointed President and Chief Executive Officer of the Company effective January 2, 2012.

Board and Board Committee Meetings

Board/Committee	In-camera sessions	Total Meetings	Overall attendance

Board(1)	12	5 regular, 7 special	96%
Audit and Risk Committee	6	8	100%
Governance and Environment Committee	3	4	100%
Human Resources Committee	9	9	100%

Note:

(1)
In determining compensation, Directors were also paid for attending our strategy session and our annual shareholders meeting.

TransAlta Corporation 2012 Management Proxy Circular                        22

Director Meeting Attendance

Directors are expected to attend all regularly scheduled meetings of the Board and its committees and to exercise best efforts to attend all special meetings of the Board and its committees. Attendance for our directors is 98%. The attendance on an individual director basis is set out in the following table and under each director's personal biography in "Business of the Meeting – Election of Directors – Director Nominee Information".	Director attendance was 98% in 2011.
	Board Meetings		Committee Meetings
Name	Regular Board Meetings(1)	Special Board Meetings(1)	Audit	Governance	Human Resources	Total Attendance

Anderson (Chair ARC)	7 of 7	7 of 7	8 of 8	–	–	22 of 22 (100%)
Baum(2)	7 of 7	6 of 7	4 of 4	–	4 of 4	21 of 22 (95%)
Faithfull (Chair HRC)	7 of 7	7 of 7	–	–	9 of 9	23 of 23 (100%)
Giffin (Chair Board)(3)	7 of 7	7 of 7	–	2 of 2	–	16 of 16 (100%)
Jespersen(2)	7 of 7	7 of 7	4 of 4	–	9 of 9	27 of 27 (100%)
Kanovsky (Chair GEC)(2)	7 of 7	4 of 7	–	4 of 4	4 of 4	19 of 22 (86%)
Kaufman (Chair Board)(3)	4 of 4	2 of 2	4 of 4	2 of 2	4 of 4	16 of 16 (100%)
Lackenbauer	7 of 7	7 of 7	8 of 8	4 of 4	–	26 of 26 (100%)
Maidment	7 of 7	7 of 7	8 of 8	4 of 4	–	26 of 26 (100%)
Mansour(4)	4 of 4	4 of 4	–	–	4 of 4	12 of 12 (100%)
Piper	7 of 7	6 of 7	–	4 of 4	9 of 9	26 of 27 (96%)
Snyder(5)	7 of 7	6 of 7	–	–	–	13 of 14 (93%)

Total	78 of 78	70 of 76	36 of 36	20 of 20	43 of 43	247 of 253 (98%)

Notes:

(1)
There were 7 regularly scheduled Board meetings and 7 special Board meetings in 2011.
(2)
Mr. Baum was a member of the Human Resources Committee (the "HRC") until April 28, 2011 and was appointed to the ARC on April 28, 2011. Mr. Jespersen was a member of the ARC until April 28, 2011. Mr. Kanovsky was a member of the HRC until April 28, 2011 and was appointed Chair of the GEC on April 28, 2011.
(3)
Mrs. Kaufman retired as a director and Board Chair effective April 28, 2011 and Mr. Giffin was appointed as Chair of the Board effective April 28, 2011. Mr. Giffin is not a member of any standing committee, however he attends committee meetings. As he does not receive any form of compensation for the same, his attendance is not recorded.
(4)
Mr. Mansour was elected to the Board on July 18, 2011 and was appointed to the HRC at that time.
(5)
Mr. Snyder is not a member of any committee of the Board and retired as President and CEO effective January 1, 2012.

Inter-locking Directorships

The following table indicates which directors serve on the same boards and committees of another reporting issuer. The Board has determined that these inter-locking directorships do not adversely impact the effectiveness of these directors on the Company's Board. We have no inter-locking relationships between compensation committee members and our CEO.

Company	Director	Committee Memberships

Canadian Natural Resources Limited	Gordon D. Giffin	Audit, Governance (Chair)
Canadian Natural Resources Limited	Timothy W. Faithfull	Audit, Health, Safety and Environment

        23                        TransAlta Corporation 2012 Management Proxy Circular

Board Tenure

In order to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a mandatory retirement age of 72 and a maximum tenure of 15 years, whichever comes first, for all non-management directors. The following table indicates the number of years the nominees for election as director have dedicated to our Board.

Skills Matrix

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Continuing Education

Date	Topic	Prepared/Hosted by	Who attended

February 22, 2011	Engineering	TransAlta Corporation	All members of the Board
February 22, 2011	Environmental Performance Metrics and Reporting	TransAlta Corporation	All members of the GEC
February 22, 2011	IFRS Methodology and Application	TransAlta Corporation	All members of the ARC
April 27, 2011	Construction	TransAlta Corporation	All members of the Board
July 18, 2011	North American Economic Outlook	RBC	All members of the Board
July 18, 2011	North American Power Roundtable	CERA	All members of the Board
July 18, 2011	Natural Gas Fundamentals	CERA/Ziff Energy	All members of the Board
July 19, 2011	Environmental Risk	TransAlta Corporation	All members of the GEC
July 19, 2011	Environmental Management and Control	TransAlta Corporation	All members of the GEC
October 26, 2011	Security Practices	TransAlta Corporation	All members of the GEC
October 27, 2011	Centralia Plant Tour	TransAlta Corporation	Messrs. Baum, Jespersen, Kanovsky, Lackenbauer, Snyder and Ms. Maidment

        25                        TransAlta Corporation 2012 Management Proxy Circular

APPOINTMENT OF AUDITORS

The ARC and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be re-appointed as the auditors of the Company to hold office until the next annual meeting of shareholders at remuneration to be fixed by the Board.

Fees Paid To Ernst & Young LLP

For the years ended December 31, 2011 and December 31, 2010, Ernst & Young LLP and its affiliates were paid $3,110,078 and $3,499,254, respectively, as detailed below:

Ernst & Young LLP
Year Ended December 31	2011	2010

Audit Fees	$2,725,847	$2,737,081
Audit-related fees	384,231	729,873
Tax fees	0	32,300
All other fees	0	0

Total	$3,110,078	$3,499,254

No other audit firms provided audit services in 2011 or 2010.

The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Corporation's financial statements and other documents. Total audit fees for 2011 include payments related to 2010 in the amount of $894,776. Total audit fees for 2010 include payments related to 2009 in the amount of $969,568.

Audit Related Fees

The audit-related fees in 2011 were primarily for work performed by Ernst & Young LLP in relation to preferred share issuances, Canadian and U.S. shelf work, the 2010 Sustainability Report review, and miscellaneous accounting advice provided to the Corporation.

Tax Fees

The majority of tax fees for 2010 relate to various tax related matters in our foreign operations.

All Other Fees

Nil.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. In May 2002, the ARC adopted a policy (the "Policy") that prohibits TransAlta from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act. The Policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting. In 2009 the ARC granted management the authority to approve de minimus permissible non-audit services (which are in the aggregate the lesser of 5 per cent of the total fees paid to the external auditors or $125,000) provided such services are reported to the ARC at its next scheduled meeting.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the reappointment of Ernst & Young LLP as auditors of the Company.

TransAlta Corporation 2012 Management Proxy Circular                        26

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The underlying principle for executive pay at TransAlta is to "pay-for-performance" which drives the business. Our plans are also designed to attract and retain excellent employees and executives. A detailed discussion of our executive compensation programs follows in our Compensation Discussion and Analysis. You will note that the emphasis of our compensation programs is to link executive compensation to pay for performance by linking it to the achievement of the Company's strategic objectives, which include short, medium and long-term goals.

The Board, through the HRC, has fully directed and formally reviewed the contents of the Compensation Discussion and Analysis provided in this Proxy Circular and has unanimously approved it as part of its report to you.

As our shareholder, on an advisory basis, you have the opportunity to vote "For" or "Against" our approach to executive compensation through the following resolution:

    RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2012 annual meeting of shareholders of the Company.

Since your vote is advisory, it will not be binding on the Board, however, the Board and, in particular, the HRC, will consider the outcome of the vote as part of its ongoing review of executive compensation.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the advisory resolution on executive compensation.

        27                        TransAlta Corporation 2012 Management Proxy Circular

2.    GOVERNANCE

OUR GOVERNANCE PRACTICES

Sound governance means sound business. We believe good governance is important for our company, our employees and our shareholders.

We are committed to transparency and responsible corporate governance practices. Our governance practices also incorporate best practices, including a number of those recommended by the Canadian Coalition of Good Governance ("CCGG").

TransAlta is listed on both the TSX and the NYSE and is subject to the governance regulations, rules and standards applicable under both exchanges.

Our corporate governance practices meet or exceed the standards set out in the Canadian Securities Administrators' Multilateral Instrument 52-109, Multilateral Instrument 52-110, the corporate governance standards and disclosure requirements in Canadian Securities Administrators' National Policy 58-201 and National Instrument 58-101.

As a "foreign private issuer" under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements. The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers. If such differences exist, they are disclosed annually in this Proxy Circular under the heading "New York Stock Exchange – Significant Differences in Corporate Governance Practices" and on our website at (http://www.transalta.com/ Aboutus/ CorporateGovernance/ GovernanceGuidelines).

Our corporate governance practices also comply with applicable requirements of Sarbanes-Oxley, including any U.S. Securities and Exchange Commission rules initiated under Sarbanes-Oxley.

Our Ethical Commitment

One of our company's most valuable assets is its reputation for integrity and honesty. A strong culture of ethical conduct is central to our corporate governance. We have adopted a written code of conduct which applies to all employees and officers of our Company and our subsidiaries. In addition, we have adopted a code of conduct for our directors and a separate financial code of ethics which applies to all financial employees.	We promote a culture of integrity and ethical business conduct and have adopted a code of business conduct for employees and directors.
All employees, officers and directors must confirm annually their compliance with the codes of conduct.
Our Code of Conduct goes beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principled business practices with which all employees must comply.

Copies of our codes of conduct for directors, officers, employees and financial employees are available on our website at www.transalta.com/about-us/governance and our employee and director codes of conduct have been filed on SEDAR at www.sedar.com.

Our codes of conduct outline the standards and expectations we have for our employees, officers and directors with respect to the protection and proper use of our assets. The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our responsibilities in ensuring compliance with the codes.

Employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and are asked to certify annually that they have reviewed and understand our codes of conduct. This certification also requires that employees acknowledge that they have complied with the standards set out in the code during the last calendar year. The GEC receives an annual report on this sign-off process.

TransAlta Corporation 2012 Management Proxy Circular                        28

Handling Conflicts Of Interest

At TransAlta, we encourage and promote a culture of integrity and ethical business conduct by requiring that officers, employees and directors conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interest of the Company. Our policies directly address that each director or executive officer must comply with the disclosure requirements of the Canada Business Corporations Act regarding any material interest. If a declaration of material interest is made, the declaring director or executive officer shall not vote on the matter if put to a vote of the Board and may be requested to recuse himself or herself from the meeting when such matter is being discussed.

Insider Trading

Our insider trading policy and reporting guidelines put restrictions on insiders and those in a special relationship with TransAlta when they trade in TransAlta shares. The guidelines, which fulfill our obligations to stock exchanges, regulators and investors, include the following measures:

•
having quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These blackouts extend to all employees engaged in the preparation of our financial results. The blackouts are effective from the first day following the end of a quarter or fiscal year end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;
•
publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all insiders of their obligations;
•
encouraging all insiders to pre-clear transactions.

Whistleblower procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct. Our procedures are not limited to accounting, auditing and financial processes and instead provide employees, contractors, shareholders and other stakeholders with the ability to report ethical violations or any other matters they wish to bring to the attention of our Board. All submissions can be made anonymously and any complaints submitted in an envelope addressed with "subject matter 003" will be delivered to the chair of our ARC unopened. Complaints can also be made anonymously using our toll-free number. The Chair of our ARC is advised of all complaints received. All complaints are investigated and the Chair of the ARC receives a report at every scheduled meeting on all findings. If the matter is urgent, it will be reported to the Chair immediately.

The Role of the Board

Our Board is responsible for stewardship and establishing our key policies and standards, including policies for the assessment and management of our risks. The Board has adopted General Governance Guidelines which provide a framework for how we conduct our business and which help meet our corporate governance responsibilities. We believe that these practices benefit all stakeholders and form the building blocks for long-term success. These guidelines are reviewed annually by the GEC and the Board to ensure that they reflect the most current and appropriate governance standards. They may be found in Appendix "B" to this Proxy Circular and on our website at www.transalta.com.

To assist in its oversight responsibilities, the Board has three standing committees: the HRC, the ARC and the GEC. Please see each committee's report in this Proxy Circular for an overview of these committees' principal functions during 2011. All of these committees have adopted charters which outline their specific responsibilities. You may find copies on our website at www.transalta.com.

The Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business of the Company. In addition to those matters which must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits. The Board retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

        29                        TransAlta Corporation 2012 Management Proxy Circular

Strategic Planning

The Board also has oversight of our strategic planning process and for monitoring management's performance in executing the strategies and meeting the objectives of our strategic plan. The Board meets on an annual basis for a comprehensive strategic planning session at which time it reviews and approves our strategic direction. The directors receive updates on the strategic plan at regular Board meetings and from regular CEO communications.

Risk Management

The Board is responsible for overseeing risk and the risk assessment process, including:

•
making sure we identify our principal risks and that they are reviewed at least once a year;
•
monitoring our risk management programs through the work of its committees, which report to the Board;
•
ensuring that management had put in place systems to mitigate the Company's risks and that the residual risks are within the Company's risk appetite.

We have adopted a comprehensive enterprise risk management system that incorporates information from each of our major businesses. This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The Board and the ARC review our principal business risks. The ARC, on behalf of the Board, receives an update on Management's assessment of risks at every regularly scheduled meeting. The HRC is responsible for the review of the Company's compensation-related risks. Both the ARC and HRC report to the Board annually on their oversight responsibilities. At that meeting, the Board also receives its annual comprehensive review of the Company's risk assessment.

Internal Controls

The Board seeks assurance at least annually that our internal control systems and management information systems are operating effectively. The Board has delegated to the ARC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval. The committee is also responsible for overseeing our internal audit function and our Director Internal Audit has a direct reporting relationship to the Chair of our ARC.

Communications

To facilitate and foster relations with shareholders and stakeholders and to ensure the prompt disclosure of material information, we have adopted a Disclosure Policy. The Board reviews this policy annually. More generally, we communicate with our shareholders and other stakeholders through a variety of means, including our annual report, quarterly reports, annual information form, news releases, special mailings, pre-announced analyst conference calls and our website. To further enhance our relationship with shareholders, we have met with shareholder advocacy groups (such as the CCGG) and invite shareholders to communicate with the Board by writing to us addressed to the Vice-President and Corporate Secretary, by email at corporate_secretary@transalta.com or by calling our help line at 1.888.806.6646. We also provide our shareholders with the opportunity to vote, on an advisory basis, on our approach to executive compensation annually.

Copies of our annual and quarterly reports, news releases, dividend information, transcripts of the quarterly conference calls held, and other corporate information considered helpful to investors may be found on our website at www.transalta.com/investor-centre and www.transalta.com/newsroom.

Our General Governance Guidelines, Code of Conduct, Director Code of Conduct, Financial Code of Ethics, Committee Charters and Chair position descriptions are available on our website at www.transalta.com/ about-us/ governance and www.transalta.com/ about-us/ governance/ board-committees.

Succession Planning

The Board is responsible for the appointment of our Chief Executive Officer and other members of senior management. It has delegated to the HRC the responsibility for reviewing our organizational structure, our policies and procedures relating to employment, succession

TransAlta Corporation 2012 Management Proxy Circular                        30

planning and compensation. The HRC is also responsible for ensuring that we have appropriate programs for dealing with succession planning, employee retention and for overseeing human capital risk. Our succession planning process includes identification of high potential employees who may be ten, five and three years out from being ready for the role. Included in this analysis is a review of their skills, talent management and development plans. If required, assessments may be performed by independent consultants in order to assist the HRC in the identification of skills gap or compatibility for the role. In addition to development and potential rotational appointments, the individual(s) will be given the opportunity for presentations in front of the Board in order to gain experience at that level.

Expectations of Directors

Independence of Directors

The independence of our directors is determined annually by the Board at the recommendation of the GEC. The GEC uses the definition of "independence" under National Policy 58-201, Corporate Governance Guidelines and Multilateral Instrument 52-110, Audit Committees. This independence criterion also conforms to the applicable rules of the Securities and Exchange Commission in the United States, the NYSE and those set out in Sarbanes-Oxley. This criterion is also utilized to assess the independence of any new director appointed or nominated to the Board.	All of our directors are independent, including the Chair of the Board, with the exception of our President and CEO.

A director is independent if he or she does not have a direct or indirect material relationship with TransAlta. The Board believes that a relationship is material if it could reasonably interfere with a director's ability to make independent decisions, regardless of any other association he or she may have. The information required to make this determination is collected through biographical material, reports and questionnaires furnished or completed by the directors annually or prior to their appointment. For further information with respect to each director, see "Business of the Meeting – What the Meeting will Cover – Election of Directors – Director Nominee Information" in this Proxy Circular.

Our independent directors do not receive remuneration from us in excess of their director retainer, meeting and travel fees and none of the directors (with the exception of Mr. Stephen G. Snyder and, as of January 2, 2012, Mrs. Dawn L. Farrell, the President and Chief Executive Officer of the Company) have a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment. Our Board has affirmatively determined that 91% (10 of 11) of our directors are independent.

Director Independence

Directors	Independent	Not Independent	Reason for Non-independence

William D. Anderson	✓
Stephen L. Baum	✓
Timothy W. Faithfull	✓
Dawn L. Farrell		✓	President and Chief Executive Officer as of January 2, 2012.
Gordon D. Giffin (Chair)	✓
C. Kent Jespersen	✓
Michael M. Kanovsky	✓
Gordon S. Lackenbauer	✓
Karen E. Maidment	✓
Yakout Mansour	✓
Martha C. Piper	✓

Directors Who Are Not Independent

Mrs. Dawn L. Farrell, President and Chief Executive Officer of the Company and a Director of the Board is not independent. Her predecessor, Mr. Stephen G. Snyder, who retired effective January 1, 2012, was also not independent.

        31                        TransAlta Corporation 2012 Management Proxy Circular

Board Chair Independence

The Chair of the Board, Mr. Gordon D. Giffin, is an independent director. He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent. The Board has adopted guidelines which provide that the Chair of the Board shall be appointed for a three-year term which may be renewed for one additional three-year term.

The Board has adopted a position description for the Chair setting out his responsibilities and duties. The Chair is responsible, together with the CEO, for the preparation of the agenda for all Board and shareholder meetings, to chair all Board and shareholder meetings, to ensure that the Board reviews and approves our corporate strategy as developed by management, to work closely with each committee chair to ensure that each of the committees' functions are carried out, to communicate with the CEO to provide feedback and coaching as required and to work collectively and individually with members of the Board to ensure optimum performance of the Board. A copy of the Chair's position description can be found on our website at www.transalta.com/ about-us/ governance/ board-committees.

Meeting without Management or Non-Independent Directors

After each in-person meeting, as a regular item on each Board and committee agenda, the independent directors hold in camera sessions at which non-independent directors and members of management are not in attendance. In 2011, the Board held in camera sessions of independent directors at the end of all regularly scheduled and special meetings of the Board. The Board held 12 such in camera sessions in 2011. Each of the standing committees of the Board also held regularly scheduled in camera sessions at the end of each in-person meeting. In 2011, the ARC held 6, the HRC held 9 and the GEC held 3 such in camera sessions.	Our Board and committees hold regularly scheduled in camera meetings with only independent directors present.

Orientation and Continuing Education

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required to serve on the Board. Individual meetings are also scheduled with directors in order that an incoming director may familiarize himself or herself with the demands of the role and the expectations of both the Board and management. Once a new director joins the Board, they are provided with an orientation and education program that includes a director's manual containing written information about the duties and obligations of our directors, the Board, each committee	We have a comprehensive director orientation program and provide continuing education to our directors.

(including the charter for each committee), the code of business conduct, insider trading policy, a summary of our business and operations, and documents from recent Board and committee meetings. New directors also meet and hold discussions with senior management with respect to operations, generation technology, business development, legal and environmental matters. Arrangements are also made for specific briefings/orientation on the industry and different aspects of our business from appropriate senior personnel in order to help incoming directors better understand our business, strategies and operations. In addition, tours of our facilities are arranged for new directors in order to provide them with an overall understanding of our business and capital structure.

At the beginning of their term, new directors also participate in all committee meetings in order to obtain an understanding of each committee's function, oversight responsibilities and the overall workings and responsibilities of the Board.

Financial Literacy

An individual is defined as financially literate if he or she can read and understand financial statements that are generally comparable to ours in breadth and complexity of issues. The Board has determined that all directors are financially literate according to this definition. As well, Mr. Anderson, Mr. Lackenbauer and Ms. Maidment each qualify as "audit committee financial experts" as defined by the U.S. Securities Exchange Act of 1934. This determination is based on an analysis of each director's education, skills and experience.

External Consultants and other Third Parties

The Board and its committees have the ability to retain external consultants or other third parties at their own discretion.

Attendance

We expect directors to attend all regularly scheduled Board and committee meetings and to make a reasonable attempt to attend all special meetings scheduled. As well, we expect our directors to attend the annual meeting of shareholders.

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Other Directorships

The following table outlines other public company directorships our directors hold including the committees on which they serve.

Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments

Anderson, W.D.	Gildan Activewear Inc.	TSX/NYSE	Chair of the Board
	Sun Life Financial Inc.	TSX/NYSE	Audit, Risk Review
	Nordion Inc. (formerly MDS Inc.)	TSX/NYSE	Chair of the Board
Baum, S.L.	Computer Sciences Corporation	NYSE	Audit, Governance
Faithfull, T.W.	AMEC plc	LSE	Senior Independent Director, Remuneration (Chair), Nominating, Compliance and Ethics, Audit
	Canadian Pacific Railway Limited	TSX/NYSE	Corporate Governance and Nominating, Safety, Operations & Environment (Chair), Management Resources Compensation
	Canadian Natural Resources Limited	TSX/NYSE	Audit, Health, Safety and Environment
Farrell, D.L.	None
Giffin, G.D.	Canadian Imperial Bank of Commerce	TSX/NYSE	Management Resources and Compensation
	Canadian National Railway Company	TSX/NYSE	Environment and Safety, Finance, Donations, Strategic Planning and Investment
	Canadian Natural Resources Limited	TSX/NYSE	Audit, Governance (Chair)
	Just Energy Group Inc.	TSX	Risk, Human Resources
Jespersen, C.K.	Axia NetMedia Corporation	TSX	Audit (Chair), Compensation
	CanElson Drilling Inc.	TSX Venture	Compensation
	Rodinia Oil Corp.	TSX Venture	Audit, Corporate Governance and Compensation (Chair)
	Petro-Frontier Ltd.	TSX	None
	MatRRix Energy Technologies Inc.	TSX	Governance (Chair), Compensation
	Orvana Minerals Corp.	TSX	Chair
Kanovsky, M.M.	ARC Resources Ltd.(1)	TSX	Governance, Risk (Chair), Reserve
	Bonavista Energy Corporation	TSX	Lead Director, Audit, Reserve, Compensation (Chair)
	Devon Energy Corporation	NYSE	Audit, Reserve (Chair)
	Pure Technologies Ltd.	TSX Venture	Audit (Chair), Governance
Lackenbauer, G.S.	NAL Energy Corporation	TSX	Audit (Chair), Reserve and Corporate Governance
Maidment, K.E.	TD Ameritrade Holding Corporation	Nasdaq	Audit, Risk
	The Toronto-Dominion Bank	TSX/NYSE	Risk, Human Resources
Mansour, Y.	None
Piper, M.C.	Bank of Montreal	TSX/NYSE	Governance and Nominating, Audit
	Shoppers Drug Mart	TSX	Human Resources

Note:

(1)
Mr. Kanovsky has advised that he will be retiring and not standing for re-election on the Board of ARC Resources Ltd.

Directors are encouraged to enrol in professional development courses. To facilitate access to director education, in 2011 our Board became a member of the Institute of Corporate Directors, an organization which promotes the continuing education of directors. In addition, the Chair of the ARC is a Fellow of the Institute of Corporate Directors.

In 2011, directors also received detailed presentations on particular business issues by specialized management personnel and independent expert consultants on matters relating to the industry and the marketplace in which the Company operates. These presentations, discussions and tours provide directors with ongoing education and a better understanding of our business. They also facilitate increased discussion between management and the Board while providing directors with additional context for exercising their duties. A summary of the sessions provided to our Board are found on page 25 of this Proxy Circular.

Position Descriptions

Board and Committee Chair Position Descriptions

The Board considers that the responsibilities within our General Governance Guidelines, each of the committee charters, the position description for the Chair of the Board and the general position description for committee chairs are comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committees, each committee chair and each director.	We have position descriptions for our Chair and charters for the Board and each committee which are located on our website at www.transalta.com.

        33                        TransAlta Corporation 2012 Management Proxy Circular

CEO Position Description

We also have a position description for our CEO which is reviewed annually by our CEO, the HRC and approved by the Board. A copy of the position description is available on our website at www.transalta.com/about-us/governance/board-committees.

Board Evaluation

Board, Committee and Director/Peer Evaluation

The Chair of the Board meets annually with each director to discuss their views about the effectiveness of the Board, Board committees, management, the Board-management relationship, individual director performance, contributions of individual directors, and overall workings of the Board. To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion and the anonymous compiled results are used	We conduct an annual assessment of the Board, its committees and of individual directors.

as a basis for discussion in these meetings. The questionnaires address specific topics and questions for discussion, including, among others, an overall assessment of the Board's performance in the discharge of its duties and responsibilities, whether the Board is satisfied with our strategic initiatives, our risk management processes, our disclosure processes, our management succession plan, the Board's relationship with management, the quality and timeliness of information provided to the Board in preparation for Board meetings, the operation of the Board and its committees and the contributions of each director. The Chair of the Board utilizes the information obtained from these one-on-one interviews to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion. The Chair also provides individual feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement if necessary. Further, the Chair provides suggestions to the CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

Assessing the Chair of the Board

In each year of the Chair's term, the Chair of the GEC also conducts one-on-one interviews with each member of the Board to evaluate the Chair's performance, measured against the Chair's position description. The Chair of the GEC summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board. The results of this review form the basis for objectives for the Chair for the upcoming year.

The GEC also conducts a review of the Chair's performance prior to the expiry of the Chair's first term, and based upon this review, makes a recommendation to the Board with respect to the renewal of the Chair's term. The Board's view is that the Chair should normally serve no more than two three-year terms, subject to special circumstances.

Identifying New Candidates for the Board

Each year the GEC reviews the composition of the Board in order to ensure it has the best mix of skills and experience to guide our long-term strategy and ongoing business operations. This review examines diversity of background, skill and experience of each director currently on the Board and takes into account upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of our business. This information is compiled through the use of a competency/skills matrix that outlines each director's areas of expertise	A skills matrix and evergreen list are kept and utilized when searching for potential nominees to the Board.

and experience. In line with our needs, the GEC maintains an evergreen list of potential nominees generated by both individual director referrals and, as and when required, nominees proposed by an executive search firm. This list is reviewed at least annually to ensure that the candidates possess the skills and experience required to meet our strategy and business needs. Nominees must also have the ability to devote the time required and a willingness to serve.

The following are among the qualifications considered by the GEC in identifying potential candidates for the Board: experience in the energy sector, long-cycle businesses, technology development, public policy and government relations, international business, business development and financial structuring for long-term infrastructure businesses.

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BOARD COMMITTEES

Our Board has three standing committees, the Audit and Risk Committee, Governance and Environment Committee and the Human Resources Committee. The Board has delegated various responsibilities to each standing committee, the scope of same having been set out in a charter for each committee. The committee charters can be found on our website at www.transalta.com. Each standing committee is made up of independent directors. Mr. Stephen G. Snyder, our President and Chief Executive Officer for 2011, was not a member of any standing committee. As well, Mrs. Dawn L. Farrell, our current President and Chief Executive Officer, is not a member of any standing committee. Below please find a report from each standing committee, including committee responsibilities and activities throughout 2011.

Report of the Audit and Risk Committee and Committee Responsibilities

All Audit and Risk Committee members are independent and financially literate. Mr. Anderson, Mr. Lackenbauer and Ms. Maidment have each been named an "Audit Committee Financial Expert" as that term is defined under U.S. securities laws. The members of the committee together have experience in accounting, finance, law, banking and the industry.

The ARC is comprised of independent directors in accordance with National Instrument 52-110 "Audit Committees", applicable rules of the SEC and the corporate governance rules of the NYSE. The members are William D. Anderson (Chair), Stephen L. Baum, Gordon S. Lackenbauer and Karen E. Maidment. Mr. Lackenbauer and Ms. Maidment are also both members of the Governance and Environment Committee.

William D. Anderson (Chair)	Stephen L. Baum	Gordon S. Lackenbauer	Karen E. Maidment

Committee Responsibilities

The ARC assists the Board in its oversight role with respect to the integrity of the Company's financial reporting process, the Company's systems of internal accounting and financial controls, the risk identification and assessments conducted by management, the internal audit function and the external auditors' qualifications, independence, performance and appointment. The ARC also reviews the Company's compliance with the Company's Disclosure of Information policy and the Company's policy with respect to hiring of employees of the external auditors.

In fulfilling its mandate in 2011, the ARC:

Financial Reporting

•
reviewed with management and the external auditors, the quarterly and 2010 annual consolidated financial statements, notes thereto, related management discussion and analysis ("MD&A") and U.S. GAAP note and approved or recommended to the Board, in the case of the annual statements, their release to the public. This review included a discussion with management and the external auditors with respect to matters required to be disclosed under generally accepted accounting principles, matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditors' independence;
•
reviewed and discussed with management, internal audit and external auditors, the Company's systems of internal controls over financial reporting, including any significant deficiencies and the means of addressing those deficiencies;

        35                        TransAlta Corporation 2012 Management Proxy Circular

•
received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls;
•
reviewed and received regular updates from management with respect to the implementation of IFRS, new accounting policies and discussed with management and the external auditors their impact on the Company;
•
reviewed the Company's Annual Information Form and this Proxy Circular and made recommendations to the Board with respect to the independence of the ARC members and the individuals to be designated as an "audit committee financial expert" as provided under U.S. securities laws; and
•
reviewed and approved the ARC portion of the 2012 Proxy Circular.

The CEO and CFO of the Company have certified the annual and interim consolidated financial statements and related MD&A included in the annual and interim filings, as required by Sarbanes-Oxley and Canadian securities regulators.

Financing

•
reviewed the Company's financing plan and recommended it to the Board for approval; and
•
reviewed and recommended to the Board the approval of the Company's renewal of its Canadian shelf prospectus, the offering of First Preferred Shares and the renewal of the Company's credit facilities.

Risk Management, Regulatory Compliance and Other

•
received quarterly updates on the Company's risk management assessment process based on the Company's Enterprise Risk Management framework;
•
received detailed reports and analysis on various Company risks, residual risks and programs/policies put in place to mitigate or address such risks;
•
together with the GEC, reviewed the Company's insurance programs and coverage vis à vis its risk profile;
•
reviewed the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;
•
reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company's financial risk management practices, as well as management's responses;
•
reviewed the Company's policies with respect to financial and commodity exposure management and the determination of Value at Risk;
•
received quarterly updates on the Company's financial and commodity exposure management activities;
•
received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company's financial statements; and
•
reviewed the financial performance of the Company's pension plans.

External Auditors

•
reviewed the performance and qualifications of the external auditors and recommended to the Board their re-appointment for shareholder approval;
•
reviewed the independence of the external auditors, based on the auditors' disclosure of their relationship with the Company, and determined they were independent;
•
obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed which could impact their ability to act as independent external auditors;
•
approved the fees payable to the external auditors;
•
reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;
•
reviewed and approved non-prohibited services to be provided by the external auditors; and
•
met privately with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in-person audit committee meeting and at each regularly scheduled executive session.

TransAlta Corporation 2012 Management Proxy Circular                        36

Internal Auditors

•
reviewed the mandate, independence, qualifications and resources of the internal audit department;
•
reviewed and approved the annual work plan and three year plan of the internal audit department;
•
received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;
•
reviewed and discussed with the Director, Internal Audit any complaints received from the Company's Help Line to ensure that all matters were investigated and addressed as required; and
•
met privately with the Director, Internal Audit in order to address processes, management support in the fulfillment of the department's responsibilities, and any other matters that may arise.

The ARC met regularly with external auditors; the Director, Internal Audit; the CEO; the CFO; the Vice-President, Controller; the Chief Legal and Business Development Officer and other members of management, as required. The ARC also met with the external auditors without any members of management present and with the Director, Internal Audit without other members of management present. The ARC met in camera, without management present, at the conclusion of each in-person meeting.

The ARC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2011. The Charter of the ARC is available on TransAlta's website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company's Annual Information Form.

Signed,

William D. Anderson
Stephen L. Baum
Gordon S. Lackenbauer
Karen E. Maidment

        37                        TransAlta Corporation 2012 Management Proxy Circular

Report of the Governance and Environment Committee and Committee Responsibilities

All members of the Governance and Environment Committee are independent. Each member brings to the committee experience and knowledge relevant to the committee's responsibilities and accountabilities, including experience in government relations, corporate governance, industry experience, finance and business judgment.

The GEC is comprised of independent directors. The members are Michael M. Kanovsky (Chair), Gordon S. Lackenbauer, Karen E. Maidment and Martha C. Piper. Mr. Lackenbauer and Ms. Maidment are also both members of the ARC. Dr. Piper is also a member of the Human Resources Committee.

Michael M. Kanovsky (Chair)	Gordon S. Lackenbauer	Karen E. Maidment	Martha C. Piper

Committee Responsibilities

The GEC assists the Board in its oversight responsibilities with respect to governance and health, safety and environment matters. It reviews the composition of the Board on a regular basis taking into consideration the skills and experience of current board members in light of the Company's strategy and direction. With respect to environment, health and safety, the committee focuses on the oversight of the practices, procedures and policies established by management in relation to legal/regulatory and industry standards or best practices. The committee also receives regular updates from management on government policy development and the impact those could potentially have on the Company.

In fulfilling its mandate in 2011, the GEC:

Corporate Governance

•
reviewed the size and composition of the Board, the retirement dates for each director, the directors' skills matrix and determined that the Board was of an adequate size and that its membership possessed the diversity of skills and experience required to provide for effective decision-making and staffing of the Board and its committees;
•
recommended the nominees to stand for election as directors at the annual general meeting and ensured the appropriate structure and composition of each Board committee;
•
reviewed and recommended amendments as required to the Company's Corporate Governance Guidelines, including the adoption of a non-binding vote on "Say on Pay" at the Company's 2011 annual meeting of shareholders, which was approved by the Board;
•
reviewed and recommended amendments to the charters of each committee, which were approved by the Board;
•
reviewed amendments to the director's code of conduct to ensure alignment with statutory requirements;
•
through one-on-one interviews with each director, conducted an evaluation of the effectiveness of the Chair of the Board;
•
satisfied itself that a comprehensive orientation and continuous education program was in place and available to directors;
•
reviewed and approved the GEC portion of the 2012 Proxy Circular; and
•
together with the ARC reviewed the directors' and officers' insurance program and indemnity.

TransAlta Corporation 2012 Management Proxy Circular                        38

Environment, Health and Safety ("EH&S")

•
reviewed with management whether EH&S policies were being effectively implemented;
•
reviewed with management the health and safety practices implemented within the Company and the evaluation and training processes put in place to address any concerns;
•
reviewed the effectiveness of TransAlta's response to EH&S issues and any new initiatives put in place to promote and address health and safety matters;
•
received regular reports from management regarding environmental compliance, trends and TransAlta's responses;
•
received reports on climate change initiatives, legislative policy developments and draft initiatives and received briefings on the potential impact such initiatives could have on the Company's operations in Canada and the United States;
•
received specific briefings on environmental risk, environmental management and control, security practices and environmental performance metrics and reporting;
•
assessed the implementation of greenhouse gas policies and other legislative initiatives vis à vis the Company's strategic plan; and
•
reviewed the Company's initiatives and efforts with respect to its participation in the study and development of Carbon Capture and Storage technology.

The GEC met in camera, without management present, at the conclusion of each in-person meeting.

The GEC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2011. The Charter of the GEC is available on TransAlta's website at www.transalta.com/about-us/governance/board-committees.

Signed,

Michael M. Kanovsky (Chair)
Gordon S. Lackenbauer
Karen E. Maidment
Martha C. Piper

        39                        TransAlta Corporation 2012 Management Proxy Circular

Report of the Human Resources Committee and Committee Responsibilities

All members of the Human Resources Committee are independent. Each member brings to the committee experience and knowledge relevant to the committee's responsibilities and accountabilities, including experience in human resources, government relations, corporate governance, industry, finance and business judgment.

The members of the HRC are Timothy W. Faithfull (Chair), C. Kent Jespersen, Yakout Mansour and Martha C. Piper. Dr. Piper is also a member of the Governance and Environment Committee.

Timothy W. Faithfull (Chair)	C. Kent Jespersen	Yakout Mansour	Martha C. Piper

Committee Members' Experience

Mr. Faithfull, Chair of the HRC has extensive experience in human resources and compensation. As Chair and CEO of large public and private companies he has addressed compensation matters at both the executive and employee levels. He is also a member of three compensation committees, two of which he chairs. His years of experience both as CEO and compensation committee member have provided him with the opportunity to address and review various compensation matters and in varied circumstances. This also provides him with the ability to compare and contrast the approaches of different issuers.

Mr. Jespersen has been a member of compensation committees and chair over the course of several years. During his tenure, Mr. Jespersen has dealt with executive compensation and human resources matters in both capital-intensive and fast-changing infrastructure industries, providing him with the experience and background to address the matters raised within our TransAlta environment.

Mr. Mansour, as a past CEO in our industry, has extensive direct experience in human resources and compensation management. He has dealt with management, succession and compensation matters within our industry in both Canada and the United States. He has also dealt with unionized work forces including the negotiation of work force agreements.

Dr. Piper, past President of the University of British Columbia, has experience dealing with human resources and compensation matters in both an executive and government-type setting. She currently sits as a member of three public company human resources and compensation committees of diverse industries. This diversity provides Ms. Piper with a broader perspective on human resources, policy and executive compensation matters.

As past CEOs, all members of the HRC possess a depth of financial knowledge required in order to assess and determine the applicability of measures and targets utilized in determining variable compensation and assessing executive performance against targets and overall company performance.

Committee Responsibilities

The Human Resources Committee of the Board is empowered by the Board to review and approve key compensation and human resources policies for the Corporation while ensuring that such policies provide total compensation which is competitive in the marketplace. The Committee measures competitiveness by reference to data from a Comparator Group of companies with which the

TransAlta Corporation 2012 Management Proxy Circular                        40

Corporation competes for executive talent. The Committee's mandate includes making recommendations regarding compensation of the Corporation's executives, reviewing and approving human resources policies and programs of the Company, reviewing and approving the executive management succession and development plans and producing an annual report on executive compensation for inclusion in the Proxy Circular.

The CEO is responsible for overall management of the Corporation's human resources including the human resources strategy and the assessment of its effectiveness.

The HRC has six scheduled meetings each year and, as outlined below, considers compensation in the context of our business processes, strategy and performance. Throughout the year, the HRC reviews progress against the goals of each incentive plan. This review is used to determine if adjustments are required to our Compensation Strategy due to changes in our business priorities. The HRC review process aligns with the business strategy as follows:

•
In July, when the Board reviews our overall business strategy, the HRC reviews our compensation strategy to ensure that it continues to meet the needs of the business and undertakes a comprehensive review of compensation risks. This information serves as the platform for review of our CEO's and Executives' total compensation against our business strategy, market data and peer group.
•
In October, when the Board reviews our financial plans for the coming year, the HRC approves the overall salary budget for the coming year and reviews the annual incentive plan design.
•
In December, when the Board approves the financial budget for the coming year, the HRC reviews and approves the financial targets and metrics for our variable compensation plans for the coming year.
•
In January, the HRC reviews the performance of the CEO and receives and reviews the CEO's evaluation of the Executives' performance over the last year.
•
In February, the HRC reviews and recommends to the Board for approval the variable compensation payable to the Executives. In making its recommendations, the HRC considers the performance of the Executive, the Company and the financial results as a whole over the past year. It also recommends to the Board the approval of its report to shareholders and the Compensation Discussion and Analysis.
•
In April, when the Board reviews the long-range forecast for the Company, the HRC undertakes a review of our long-term incentive plan metrics to determine its continued reinforcement of our key priorities.

Highlights from 2011

In 2011, the HRC:

•
evaluated the CEO's and COO's performance against 2010 goals;
•
recommended to the Board approval of the CEO's and COO's 2011 goals;
•
approved, and for the CEO and senior officers recommended to the Board, the payout of the January 1, 2009 to December 31, 2011 PSOP award;
•
reviewed and approved January 1, 2012 to December 31, 2014 PSOP grants;
•
recommended to the Board approval of the 2011 to 2013 Medium-Term Incentive Plan ("MTI") participants and targets;
•
recommended to the Board approval of the CEO's and senior officers' 2010 Annual Incentive Compensation payment and payout of the January 1, 2008 to December 31, 2010 PSOP awards;
•
reviewed and recommended to the Board approval of the HRC portion, including the CD&A, of the 2011 Proxy Circular;
•
approved the 2011 to 2012 HRC work plan;
•
recommended to the Board the approval of Mr. Snyder's retirement effective January 1, 2012 and the appointment of Mrs. Farrell as successor;
•
recommended to the Board approval of a new organizational structure together with the appointment of a new senior management team;
•
approved other officer and senior management positions and job titles;
•
reviewed and approved the Comparator Group for use in compensation determinations;
•
reviewed executive compensation for continued alignment with corporate and strategic goals;

        41                        TransAlta Corporation 2012 Management Proxy Circular

•
received an update on our comprehensive compensation risk review including an overview of stress testing performed on the budget prior to target setting;
•
approved the 2012 AIC targets; and
•
approved the 2012 salary planning budget.

The HRC also reviewed its Charter, assessed its performance against its mandate and is satisfied with the scope of its mandate and that it met its terms in 2011. The Charter of the HRC is available on TransAlta's website at www.transalta.com/about-us/governance/board-committees.

Signed,

Timothy W. Faithfull (Chair)
C. Kent Jespersen
Yakout Mansour
Martha C. Piper

TransAlta Corporation 2012 Management Proxy Circular                        42

3.    COMPENSATION

REPORT ON DIRECTOR COMPENSATION

Philosophy and Approach

The Board is responsible for directors' compensation and has delegated the review and administration to the GEC. Our compensation practices for directors take into consideration:

•
the size and complexity of our industry;
•
the retention and attraction of qualified individuals to serve as directors on our Board;
•
the provision of competitive compensation; and
•
the importance we place on aligning directors' compensation with those of our shareholders.

The GEC reviews annually the market competitiveness of directors' compensation against companies of similar size and scope in Canada. The GEC also considers in its review the time commitment and experience required of members of our Board and the director compensation paid to directors of Canadian companies in the comparator group against which we benchmark our executive talent. The comparator group is provided on page 57 of this Proxy Circular.

While our executive compensation program is designed around pay for performance, director compensation is based on the payment of a retainer fee, which promotes an unbiased environment for our directors to carry out their responsibilities.

Components of Compensation

For service on the Board, our directors receive a compensation package consisting of an annual retainer comprised of cash and equity-based compensation in the form of shares or deferred share units ("DSUs"). Directors are also paid a per meeting fee for attendance at Board and committee meetings. Our total compensation philosophy targets total compensation between the 50th and 60th percentile of the Comparator Group.

We pay a travel day fee of $1,500 for directors who travel more than 1,000 kilometres round trip and $3,000 for directors who travel more than 7,500 kilometres round trip for a meeting.

Directors are also reimbursed for all out-of-pocket expenses incurred for attending meetings.

Our directors do not participate in our pension plans nor do they participate in any other compensation or benefit plans applicable to employees or senior management (such as stock options or PSOPs).
A DSU is a notional share that has the same value as one TransAlta common share and fluctuates as our shares do in the marketplace. DSUs have no voting rights, but they accrue dividends as additional DSUs at the same rate as dividends paid on our common shares.

For the financial year ended December 31, 2011, each non-management director was eligible to receive the following compensation:

Director Annual Retainer Fee	$45,000 payable in cash, common shares or DSUs.
Director Annual Equity Retainer	Directors receive 3,200 common shares or DSUs.
Meeting Fee – Board and Committee	$1,500 per meeting attended in person or by phone.

In addition, the following fees are paid to the Chair of the Board and/or the committee chairs, respectively:

Board Chair Annual Retainer Fee	$190,000, plus the Director Annual Retainer and Equity Retainer.
Committee Chair Annual Retainer Fee	$25,000 per year for the Chair of the ARC and HRC and $15,000 per year for the Chair of the GEC.

Deferred Share Units

Each DSU is a notional share that has the same value as one TransAlta common share. It is managed on the basis of a bookkeeping entry as the value of a director's DSU account is not paid until such time as the director leaves the Board. As a result, each director maintains an ongoing equity stake in the Company throughout their Board service.

        43                        TransAlta Corporation 2012 Management Proxy Circular

DSUs are allocated to each director's account in accordance with the terms of the DSU Plan. This plan sets out that DSUs will be allocated on the 15th day of the last month of each compensation quarter, being March, June, September and December, based on the closing price of a TransAlta common share on the TSX. The DSU account of each director is also credited with units equivalent to cash dividends at the same rate and date as dividends paid on our common shares.

Upon retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in his/her account calculated on the basis of the market value of a TransAlta common share at the time the amount is payable, less applicable taxes. At December 31, 2011, the accrual in respect of DSUs currently outstanding to directors was $5,085,868.11, based on the closing price of a TransAlta common share on December 30, 2011 (the last trading day of 2011) of $21.02.

Shareownership Requirements of Directors

The Board believes that directors' compensation should align with shareholders' interests. As a result, a portion of each director's annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the Director in the open market) or in DSUs, as described above. Each director is required to acquire and hold a minimum value of three times the director's annual and equity retainer within three years of joining the Board.

In addition, new directors are required to acquire and hold the equivalent of one times the annual and equity retainer within one year of joining the Board.

Directors are prohibited by our Insider Trading policy from purchasing financial instruments including equity swaps, collars, prepaid variable forward contracts or exchange funds designed to hedge or offset a decrease in market value of their equity holdings. This applies whether or not the shares were granted as part of their compensation or held directly or indirectly by them.
To align shareholders' interests, a portion of each director's annual retainer is paid in common shares or DSUs. Directors must also hold a minimum value of three times their annual and equity retainer within three years of joining the Board.

Shareholdings of Directors at December 31, 2011

Director and Year Appointed	Year	Total Shares and DSUs(1)	Change Year Over Year	Value(2)	Multiple of Requirement	Equity at risk Multiple of 2011 Annual Retainer	Ownership Requirement Met

W.D. Anderson – 2003	2011	40,735	4,829	$856,249.70	2.66x	7.6x	Yes
	2010	35,906		$759,411.90
S.L. Baum – 2008	2011	15,961	6,827	$335,500.22	1.05x	3.0x	Yes
	2010	9,134		$193,184.10
T.W. Faithfull – 2003	2011	43,574	7,342	$915,925.48	2.85x	8.2x	Yes
	2010	36,232		$766,306.80
G.D. Giffin – 2002	2011	31,945	4,072	$671,483.90	2.09x	6.0x	Yes
	2010	27,873		$589,513.95
C.K. Jespersen – 2004	2011	34,699	4,620	$729,372.98	2.27x	6.5x	Yes
	2010	30,079		$636,170.85
M.M. Kanovsky – 2004	2011	65,757	7,331	$1,382,212.14	4.30x	12.3x	Yes
	2010	58,426		$1,235,709.90
G.S. Lackenbauer – 2005	2011	30,989	6,813	$651,388.78	2.03x	5.3x	Yes
	2010	24,176		$511,322.40
K.E. Maidment – 2010	2011	11,221	5,659	$235,865.42	0.74x	2.1x	Yes(3)
	2010	5,562		$117,636.30
Y. Mansour – 2011	2011	2,404	2,404	$50,532.08	0.16x	0.45x	On track(4)
	2010	0		$0
M.C. Piper – 2006	2011	27,710	6,639	$582,464.20	1.81x	5.2x	Yes
	2010	21,071		$445,651.65
S.G. Snyder – 1996	2011	418,590	14,669	$8,798,761.80	N/A	N/A	Yes(5)
	2010	403,921		$8,542,929.14

TOTAL	2011	723,585	71,205	$15,209,756
	2010	703,215		$14,872,997.25

Notes:

(1)
Includes units credited in lieu of reinvested dividends. See "Report on Director Compensation – Components of Compensation – Deferred Share Units" for further information on the DSU plan.
(2)
The 2010 value is based on the closing price of a TransAlta common share as of December 31, 2010 of $21.15 and the 2011 value is based on the closing price of a TransAlta common share as of December 30, 2011 (the last trading day of 2011) of $21.02.

TransAlta Corporation 2012 Management Proxy Circular                        44

(3)
Ms. Maidment was appointed to the Board on April 29, 2010 and has until December 31, 2013 to meet the three year requirement. She has met the one year requirement.
(4)
Mr. Mansour was appointed to the Board on July 18, 2011 and has until December 31, 2014 to meet the three year requirement. In addition, Mr. Mansour has until July 31, 2012 to acquire his one year holding requirement.
(5)
Mr. Snyder's shareholdings are as at February 29, 2012. Mr. Snyder's share ownership requirements meet the requirements of the Executive share ownership plan requiring that he owns and holds four times his base salary. Mr. Snyder retired from TransAlta effective January 1, 2012 and resigned from the Board effective on that date.

Summary of Directors' Compensation for the Fiscal Year 2011

	Fees Earned ($)(b)					Share based awards ($) (c)(8)	All other compensation ($) (g)(9)	Total ($) (h)
Name (a)	Fees Earned ($)	Board Meeting Fee	Committee Meeting Fees	Special Committee Fees(7)	Chair Fee	[Based on grant date fair value of the award]

W.D. Anderson(1)	$45,000	$21,000	$12,000	$0	$25,000	$67,176	$12,000	$182,176
	Cash				ARC	(3,200 DSUs)
S.L. Baum	$45,000	$19,500	$12,000	$2,500		$67,176	$13,500	$159,676
	Cash					(3,200 DSUs)
T.W. Faithfull(2)	$45,000	$21,000	$13,500	$2,500	$25,000	$67,176	$12,000	$186,176
	DSUs				HRC	(3,200 DSUs)
G.D. Giffin(3)	$45,000	$21,000	$3,000	$0	$131,667	$67,048	$13,500	$281,215
	Cash				GEC/Board	(3,200 Shares)
C.K. Jespersen	$45,000	$21,000	$19,500	$0		$67,176	$6,000	$158,676
	Cash					(3,200 DSUs)
M.M. Kanovsky(4)	$45,000	$16,500	$12,000	$4,000	$10,000	$67,176	$3,000	$157,676
	DSUs				GEC	(3,200 DSUs)
D.S. Kaufman	$15,000	$9,000	$0	$0	$63,333	$21,562	$4,500	$113,395
(retired April 28, 2011)	Shares				Board	(1,067 Shares)
G.S. Lackenbauer	$45,000	$21,000	$18,000	$0		$67,176	$6,000	$157,176
	DSUs					(3,200 DSUs)
K.E. Maidment	$45,000	$21,000	$18,000	$2,500		$67,176	$10,500	$164,176
	DSUs					(3,200 DSUs)
Y. Mansour(5)	$20,421	$12,000	$6,000	$0		$31,196	$4,500	$74,117
	Shares/DSUs					(1,452 Shares/DSUs)
M.C. Piper	$45,000	$19,500	$19,500	$2,500		$67,176	$4,500	$158,176
	DSUs					(3,200 DSUs)
S.G. Snyder(6)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

TOTAL	$440,421	$202,500	$133,500	$14,000	$255,000	$657,214	$90,000	$1,792,635

Notes:

(1)
Mr. Anderson is Chair of the ARC.
(2)
Mr. Faithfull is Chair of the HRC.
(3)
Mr. Giffin was Chair of the GEC until April 28, 2011 and was elected as Chair of the Board on April 28, 2011.
(4)
Mr. Kanovsky was appointed as Chair of the GEC on April 28, 2011.
(5)
Mr. Mansour joined the Board on July 18, 2011. He elected to receive DSUs effective October 1, 2011. Prior to that he elected for his retainer to be paid in common shares.
(6)
Mr. Snyder was President and Chief Executive Officer of the Company and did not receive any Director compensation. His compensation is reported in the "Summary Compensation Table" for Named Executive Officers ("NEO"). Mr. Snyder retired on January 1, 2012.
(7)
In 2010, the Board formed a Special Purpose Committee to address Chair succession. The fees in this column reflect the one-time payment made to each of the members of the Special Purpose Committee. Payments noted under this column were made in Q1 of 2011.
(8)
Share price under this column is, with respect to DSUs, based on the closing price of a TransAlta common share on the date the shares were allocated to each director's account for compensation and dividends as follows: January 1, 2011 of $21.21, March 15, 2011 of $19.91, April 1, 2011 of $20.45, June 15, 2011 of $20.81, July 1, 2011 of $20.82, September 15, 2011 of $22.69, October 1, 2011 of $22.36, and December 15, 2011 of $20.56. Share price, with respect to shares purchased, is based on the actual purchase price of a TransAlta common share on the date of purchase in the open market by a third party agent as follows: March 15, 2011 of $19.84, June 15, 2011 of $20.85, September 15, 2011 of $22.62 and December 15, 2011 of $20.50.
(9)
This column includes travel fees paid to each director. TransAlta pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres round trip for a meeting and $3,000 for directors who travel more than 7,500 kilometres round trip for a meeting.

        45                        TransAlta Corporation 2012 Management Proxy Circular

Breakdown of Annual Retainer

The following table shows the breakdown of each director's annual retainer for the year ended December 31, 2011.

Director	Cash (%)	Equity (%)(1)
W.D. Anderson	40	60
S.L. Baum	40	60
T.W. Faithfull	–	100
G.D. Giffin	40	60
C.K. Jespersen	40	60
M.M. Kanovsky	–	100
D.S. Kaufman	–	100
G.S. Lackenbauer	–	100
K.E. Maidment	–	100
Y. Mansour	–	100
M.C. Piper	–	100

S.G. Snyder	N/A	N/A

Note:

(1)
The equity portion of the annual retainer consists of either DSUs or common shares, or a combination of both.

Share-Based Awards

For information relating to share-based awards and the value vested during the year, see column (c) in the table below "Summary of Directors' Compensation for the Fiscal Year 2011".

TransAlta Corporation 2012 Management Proxy Circular                        46

REPORT ON EXECUTIVE COMPENSATION

Letter to Shareholders from the Board

To Our Fellow Shareholders

Following a long tradition of being at the forefront of good governance practice, we believe that it is important to provide you, our shareholders, with clear and up-to-date information on executive compensation.

In addition to the detailed descriptions contained in the Compensation Discussion and Analysis that follows, we want to summarize the guiding principles behind our approach to executive compensation, and the process by which the Board makes these decisions.

We are also pleased to report that the Board has adopted the practice of giving shareholders an advisory "Say on Pay" vote through which you can express a view on TransAlta's approach to executive compensation. The language of the Say on Pay resolution is provided on page 27 of this Proxy Circular and is consistent with a growing number of leading Canadian corporations, and emerging best practice.

Guiding Principles

  1. A clear, well defined link between executive compensation and the key objectives of the Company

TransAlta's strategy is to provide shareholders with an acceptable and sustainable return on investment within a low to moderate risk profile. In a capital-intensive, long-cycle business, our goals require that we operate our assets efficiently and cost-effectively, optimize our overall asset portfolio, and deploy capital wisely over the medium and long-term. We strive to align executive pay to performance against these goals, and over time, through a mix of short, medium and long-term incentive programs.

  2. An emphasis on performance based compensation, with the majority of executive pay "at risk"

Executive compensation at TransAlta follows a "pay for performance" principle by which pay is linked to corporate performance. The majority of an executive's compensation is based on performance against specific, quantifiable goals that all contribute to the creation of shareholder value. Short and long-term incentives are entirely based on performance to these goals. By example, 75% of the CEO's compensation, 72% of the COO's compensation, and 64% of compensation for all other senior executives is at risk and subject to the Company's performance against a set of short, medium and long-term business goals.

  3. Compensation is focused on the key measures of Corporate performance

TransAlta's incentive plans are designed to drive the performance of all key business measures in the short, medium and long-term. These measures include: earnings, funds from operations, plant availability performance and safety, EBITDA less sustaining capital and total shareholder return. Target ranges are set for each incentive plan to balance the achievement of appropriate performance levels with the incentive value to the participants.

  4. Executives are substantial share owners, and are fully aligned with the interests of shareholders

We have established share ownership requirements for all senior executives. The CEO is required to own shares equal to four times annual base salary; all other senior executives are required to own shares equal to two times annual base salary, and to retain that level of ownership while they are employed at the Company, and for a period of six months after their employment at TransAlta has ended. Additionally, the Performance Share Ownership Plan ("PSOP") is based on relative total shareholder return compared to the approved comparator group of companies we use for compensation benchmarking purposes.

  5. Compensation enables TransAlta to attract and retain excellent executives, but has appropriate limits to avoid excessive risk-taking or payments

Compensation levels for our executives are based on median levels of compensation paid to executives in a comparator group of companies, and additionally take into account individual responsibilities (and performance). Executives have the opportunity to earn a median level of total compensation when the Company's goals are achieved, and to earn more if they are exceeded.

All incentive plans have a "ceiling" of two times target, in order to limit the absolute level of compensation that can be earned. Additionally, overall Company policies and procedures together with the balance of measures used within the incentive pay plans are designed to ensure that no significant "gain" can be achieved from taking risks.

        47                        TransAlta Corporation 2012 Management Proxy Circular

Decision Making Processes

The HRC is comprised of independent directors and is responsible for determining and reviewing the Company's executive compensation programs. The committee reports to the Board, which has developed comprehensive and robust processes for establishing its executive compensation program, overseeing its administration, and for making executive compensation decisions.

As part of its process, the HRC utilizes the services of an independent compensation advisor and conducts extensive compensation benchmarking for each executive. We are confident that TransAlta's executive compensation program enables us to attract and retain market-leading executive talent and align pay to performance without encouraging excessive risk-taking.

We have consistently considered risk as part of our deliberations on compensation, and continue to ensure our mitigation measures are effective by conducting an annual audit through our Enterprise Risk Management process.

Our emphasis when setting targets for incentive plans is to choose clearly defined and quantifiable measures. However, we recognize the important and necessary role of the Board to exercise its discretion when making compensation decisions. To assist us with this, we utilize a well-defined process that contains specific criteria to guide us in exercising our discretion. Each such decision made is disclosed within the CD&A, and reconciled to the numbers in our Management's Discussion and Analysis.

In closing, we know that compensation is an area of considerable focus for our shareholders. Your Board devotes significant time and effort to ensure that the overall compensation of our Executives effectively represents the results of the Company's performance, is aligned with your interests, and is competitive compared to the organizations with which we compete for talent. We are committed to staying current with emerging trends in this area, and welcome your feedback, utilizing the communication mechanisms outlined in this Management Proxy Circular.

Sincerely,

Timothy W. Faithfull	Gordon D. Giffin
Chair of the Human Resources Committee	Chair of the Board

TransAlta Corporation 2012 Management Proxy Circular                        48

COMPENSATION DISCUSSION AND ANALYSIS

The Board has invested significant time, effort and rigor over many years to establish a compensation program that creates a well-defined link between executive compensation, pay for performance and the key goals of the company. The Board, through the HRC, annually reviews TransAlta's compensation program to ensure that it continues to meet the goals and objectives of the Company.

HRC Review Process

In setting the Compensation Strategy, and in designing and applying all elements of compensation, the HRC receives recommendations from management, benchmarking information of companies in the Comparator Group and advice from both management and its independent advisors.

The following diagram illustrates the process:

We are committed to providing clear and transparent communication of our Compensation Strategy, governing process and framework to shareholders. Our disclosure is organized as follows:

Role of the HRC	Page 49
Compensation Strategy	Page 50
Components of Compensation	Page 52
Performance Analysis	Page 59
2011 Summary Compensation Table	Page 73
Other Required Disclosure	Page 74

Role of the HRC

The HRC:

•
oversees the implementation of our compensation strategy to ensure that it aligns with our corporate objectives and performance as a whole;

•
undertakes an annual review of compensation-related risks to ensure that the program design and the processes and safeguards put in place are effective to mitigate excessive risk taking;

•
ensures, through effective policy and compensation plan design, that the interests of executives are aligned with those of long-term shareholders;

•
reviews the compensation data of the Comparator Group to ensure the competitiveness of our Compensation Strategy; and

        49                        TransAlta Corporation 2012 Management Proxy Circular

•
receives independent advice from its external advisors, Meridian Compensation Partners LLC ("Meridian"), on TransAlta's compensation program and also considers the advice provided by the advisors to management, Towers Watson and AON Hewitt, who acts as our actuary and advisor on pension matters.

Compensation Strategy

Highlights

To provide a comprehensive compensation program that promotes the Company's Corporate Objectives by:

•
providing fixed compensation that is competitive in the marketplace and which fairly reflects the individual's level of responsibility and accountability;

•
providing a variable compensation program which drives and rewards short, medium and long-term performance;

•
aligning executive compensation with the interest of long-term shareholders through compensation plans that recognize long-term shareholder value creation;

•
remaining competitive in the market in order to attract and retain the talent necessary to make the Company competitive in the marketplace; and

•
recognizing and including safeguards in its compensation strategy to mitigate compensation risks.

TransAlta is a power generation and wholesale energy marketing Company with operations in Canada, the United States and Australia. The nature of our business impacts the design of our Compensation Strategy and how we deliver compensation over time. Our objective is to generate superior economic value for our shareholders by investing our capital in ways that minimize risks and maximize returns over the short and long-term. Our business is capital intensive and longer-term in nature. Therefore, the impact of decisions made today may not be realized until several years in the future.

We have designed our Compensation Strategy to attract, motivate and retain qualified executives to deliver on our business objectives. We believe that an effective compensation program is one that is competitive within the marketplace, rewards the achievement of specific annual, strategic and long-term goals while aligning the interest of executives with those of our shareholders.

To ensure we remain competitive in the marketplace in which we compete for talent and, with the assistance of independent compensation consultants, we gather and analyze compensation data of comparable companies in order to maintain total target compensation levels at the median (50th percentile, cash and variable) of our Comparator Group. A description of our Comparator Group is provided on page 57 in this Proxy Circular.

We also provide the opportunity to achieve compensation above the median through our variable compensation plans if our performance exceeds our competitive targets.

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Our Compensation Strategy at a Glance

Following is a table which shows the elements of our executive compensation at a glance. More detail on each element can be found further in this report.

Components of Executive Compensation – Summary

Compensation Element and Purpose	Measurement	Range	Form	Eligibility	Performance Period

Base Pay • Competitive positioning, attraction and retention. We set up compensation at the median of our Comparator Group	Scope of role	Fixed – targeted at median of Comparator Group	Cash	All Executives and permanent employees	Annual

Annual Incentive Compensation (AIC)
•    Reinforce and drive the Company's short-term priorities
•    Reward and recognize Company and individual performance
• Targets and ranges set around budgeted performance	EPS(1), FFO(2), availability and individual goals	0% to 200% of target CEO – 90% COO – 70% Exec – 50%	Cash	All Executives and non-union employees	1 year

Medium-Term Incentive Compensation (MTI)
•    Reinforce and drive the Company's medium-term priorities
•    Reward and recognize Company performance
• Targets and ranges set around long-range forecast performance	ROCE(3) and FFO per share growth	0% to 200% of target CEO – 50% COO –50% Exec –25%	Cash	All Executives and Vice-Presidents	3 years

Performance Share Ownership Plan (PSOP)
•    Reinforce and drive long-term shareholder value creation
•    Reward and recognize Company performance
• Targets based on median performance relative to the Comparator Group	Relative TSR against Comparator Group	0% to 200% of target CEO – 170% COO –130% Exec –100%	Shares or Cash	All Executives, Managers and above	4-5 years (3 year vesting, if settled in shares, 50% of awarded shares will be held for 2 more years for Executives, 1 more year for others)
Benefits • Flexibly provide degree of security regarding health and welfare	None	Fixed	Credits	All Executives and employees	Annual
Perquisite Payments • Lump sum payment in lieu of competitive executive perquisites	None	Fixed	Cash	Director level and above	Annual
Retirement Benefits Defined Contribution Pension Plan (DC) • Provide degree of security of income in retirement • Non-contributory 10% of Base Pay and AIC, up to the Canadian Income Tax Act limit	None	Fixed	Deferred Cash	All Executives and employees	Annual

Supplemental Pension Plan (SPP)
•    Provide a defined benefit pension for each year of credited service
• Equal to 2% of the final average of Base Pay and AIC in excess of the DC plan pensionable earnings limit	None	Fixed	Deferred Cash	All Executives and employees over Income Tax Act limit	Pensionable service period

Notes:

(1)
EPS means earnings per share;
(2)
FFO means funds from operations; and
(3)
ROCE means return on capital employed.

        51                        TransAlta Corporation 2012 Management Proxy Circular

Components of Compensation

Fixed Compensation

The fixed elements of our Compensation Strategy provide a competitive base of secure compensation necessary to attract and retain executive talent. Our fixed compensation is comprised of three elements:

Base Pay

Base pay is designed to provide a level of fixed compensation that is competitive in the marketplace and is a fair reflection of each individual's level of responsibility and accountability. Base pay is reviewed annually and increases are awarded based on an individual's overall level of performance (merit), and/or to reflect additional responsibilities, accountabilities and potential of the individual and to remain competitive within the marketplace in which we compete for talent.

Benefits

All our employees, including the Executives, participate in the same flexible benefits pension and retirement programs, based on competitive practices. Life insurance, disability, medical and dental coverage are included in the program. Our plan allows all employees to direct their annual benefits credits to these elements at different levels, in order to match their individual needs. Employees are also able to contribute above their annual benefits allowance, through payroll deductions, for enhanced benefits if they so choose.

Perquisites

Car allowances are granted to senior management employees, including the Executives, at a fixed amount, which varies by level of seniority and is based on competitive market practices.

Senior management employees, including the Executives, are also given a fixed amount once a year as a perquisite payment in lieu of additional benefits. No changes to the perquisite amounts have been made since 2008.

Variable Compensation

Our business model is based on the capital-intensive, long-cycle nature of the industry. Our performance goals promote the generation of shareholder value over the short, medium and long-term.

In order to align the variable compensation of the CEO and Executives with the generation of shareholder value, we have three elements of variable compensation designed to balance decisions between short-term performance and the longer-term interests of the Company. To accomplish this, we have linked variable compensation to individual and Company goals over short (one year), medium (three years), and longer-term (five years) periods. We believe this creates a strong alignment between the interests of our Executives and the interests of our shareholders.

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Short-Term Incentive – Annual Incentive Compensation Plan ("AIC")

The purpose of our AIC is to align a component of compensation directly with the Company's success in implementing its annual budget and strategic goals, to recognize the contribution of employees in achieving those goals and to encourage employee retention.

All non-union employees, including our Executives, participate in the AIC. AIC is assessed over a one-year period. At the beginning of each year, the senior management team reviews the Company's short-term goals to ensure that they continue to drive the efficient operation of our existing asset base. The performance of these short-term goals is linked to the metrics utilized by the HRC to determine AIC payouts. At the same time, individuals set their performance goals for the year. AIC is determined against both individual and corporate short-term goals. The targets are based on a percentage of the employee's base pay and include minimum, target, and maximum performance levels for each goal. Employees, including Executives, are paid a zero incentive if performance is below the minimum and up to 200% of target if performance exceeds target. Any payments made are cash based and are wholly performance driven.	AIC reinforces and drives achievement of the Company's short-term goals by rewarding profitability, funds from operations and achievement of key operating metrics.

In determining the payments made under the AIC, the HRC determines the performance level against each individual and corporate goal then approves the payment on the basis of the results achieved.

In determining the appropriate performance level for each goal, the HRC considers the degree of "stretch" built into the budget numbers, the prevailing market conditions, the operating targets for the year and the overall business plan of the Company. This approach balances the need to drive performance over the short-term with the need to create sufficient incentive for the plan participants while ensuring continued alignment with long-term shareholder value creation.

In 2011, the AIC goals were based on EPS, FFO, availability and individual performance goals. These metrics reinforce revenue growth, cost management and personal contributions to our successes. FFO was adopted this year instead of cash flow from operations, as FFO removes the variability of working capital which occurs in a capital-intensive and production business such as we have. We believe that strengthening FFO will increase our performance in both the short and long-term.

Details of the AIC goals set for the Executives, together with a summary of performance and payments to those goals for 2011, are provided in the "Performance Analysis" section of this report.

Medium-Term Incentive Plan ("MTI")

The purpose of our MTI is to align a component of senior management compensation directly with the success of implementing our business strategy, to recognize the contribution of senior management in doing the same and to encourage retention of our senior management talent.

        53                        TransAlta Corporation 2012 Management Proxy Circular

Our MTI is designed to reward performance for achieving our strategic goals. The measures utilized have a direct link to our strategy of sustained availability, prudent capital investments, enhanced production and successful contracting. The plan provides the potential for all senior management, including the Executives, to earn a percentage of base pay for successfully executing our medium-term strategy. MTI grants are made annually, but are measured and assessed over a three-year performance period and only awarded at the end of such three-year period, if specified targets are achieved. At the beginning of each performance period, the HRC recommends the MTI performance targets to the Board for approval. For each performance goal, senior management, including the Executives, is paid a zero incentive if performance is below the minimum and up to 200% of target if performance meets or exceeds the maximum.
MTI reinforces and drives achievement of the Company's medium-term goals to optimize the returns from the existing asset base by rewarding return on capital employed and funds from operations per share growth over a three-year period of time.

When the MTI was first introduced in 2004, it was based on a discrete three year performance and payment cycle, which was repeated in 2007. In 2010, the plan was modified to provide for a rolling three-year performance and payment cycle. As such, the first payment cycle under the revised plan will occur at the conclusion of 2012 and will thereafter follow annually based on the previous three-year performance cycle.

The MTI cycle for the 2011 grant was based on ROCE and FFO per share growth, each having a 50% weighting. The targets set for the three-year cycle are ROCE of 8.6% and FFO per share growth of 5%. We have adopted FFO per share growth for the 2011 cycle as it includes interest and cash taxes which are important for our business to manage. As this metric is calculated on a per share basis, it will also take into consideration any share dilution impact. This metric also provides a direct relationship between FFO per share growth and growth in shareholder value.

Long-Term Incentive Plan – Performance Share Ownership Plan ("PSOP")

PSOP reinforces and drives achievement of the Company's long-term goals to achieve an acceptable and sustainable level of shareholder return and aligns senior management's performance with shareholder returns and expectations.

The purpose of our PSOP is to align a component of senior management's compensation with the long-term goals of the Company by linking the compensation of senior management, including the Executives, to the success of the Company measured on the basis of the Company's total shareholder return.

The PSOP was introduced in 1997 to tie a significant portion of senior management compensation, including the Executives, directly to our total shareholder return ("TSR") relative to that of our Comparator Group over a three-year period. This aligns senior management's performance with shareholder expectations over the long-term.

The yearly PSOP grants provide a target number of notional share units based on a predetermined percentage of each participant's base pay that will vest 100% for achieving TSR at the 50th percentile of our Comparator Group, 50% if our performance is at the 25th percentile and up to a maximum of two times target for achieving TSR at or above the 75th percentile. The plan was amended commencing with the 2010 grant, to provide that if our performance was below the 25th percentile at the completion of the performance period, no PSOPs would be awarded.

At the end of each overlapping three-year performance period, the number of units that vest is computed on the basis of our actual TSR performance, including dividends over the performance period, as if the original grant had been received in shares and each participant had reinvested the dividends in shares. Taxes are then deducted from the gross amount and the remaining value is awarded to the participant. The PSOP grants the HRC the discretion to issue the after-tax value of the award in cash or in shares. If the value is issued in cash, the amount is paid in full when the award is determined and, if awarded in shares, 50% of the shares are held in escrow for an additional two years for all Executives, and an additional one year for all other participants.

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Driving Long-Term Shareholder Value Creation

We drive long-term shareholder value by ensuring that our compensation strategy for Executives includes at-risk and equity-based compensation and by requiring that our Executives have a stake in the Company through share ownership requirements.

Compensation at-Risk

Our at-risk compensation and equity vs. cash compensation for our Executives is illustrated in the table below as a percentage of total direct compensation:

Type of Compensation	CEO	COO	Other Executives

Total target compensation at-risk	75%	72%	64%
Equity-based compensation	43%	38%	36%
Cash compensation (1 - 3 years)	57%	62%	64%

The strategy is the same for all Executives, but is impacted by different levels of short, medium and long-term incentive opportunities, reflecting marketplace differentials between the CEO, COO and other Executives.

Share Ownership Requirements

We believe that our Executives should have a stake in the Company, to align their long-term interests with those of shareholders. Our Executive share ownership policy provides that:

        •    The CEO must own shares equal to four times base salary and hold them while employed as CEO and for six months following employment with the Company.

        •    All other Executives are required to own shares equal to two times base pay and hold them while employed by the Company.

• VPs are required to own shares equal to one times base pay and hold them while employed by the Company.	Share ownership requirements for the CEO and senior management ensure alignment with shareholder interests.

The required level of share ownership must be reached over five years.

        55                        TransAlta Corporation 2012 Management Proxy Circular

As at February 29, 2012, share ownership for the Executives was as follows:

Name and Principal Position	Number of Shares Required(1)	Number of Shares Owned at December 31, 2011	Multiple of Base Pay	Compliance to Policy	Percentage of Total Target Compensation	Total Value of Shares Owned at December 31, 2011(2)

S.G. Snyder(3) President & Chief Executive Officer	195,052	418,590	8.6	Yes	209%	$8,798,762
B. Gellner(4) Chief Financial Officer	47,574	29,095	1.2	On track	44%	$611,577
D.L. Farrell(5) Chief Operating Officer	80,875	59,881	1.5	On track	42%	$1,258,699
K.S. Stickland Chief Legal and Business Development Officer	47,574	79,916	3.4	Yes	122%	$1,679,834
W.D. Bridge Executive Vice-President, Business Development	38,059	39,104	2.1	Yes	84%	$821,966

Notes:

(1)
Based on each Executive's Base Pay and the closing price of the common shares of the Company on the TSX Composite Index on December 30, 2011 (the last trading day of 2011) of $21.02. Mr. Snyder, as President and CEO is required to hold four times base pay and the other Executives are required to hold two times base pay.
(2)
Based on the closing price of the common shares of the Company on the TSX on December 30, 2011 (the last trading day of 2011) of $21.02.
(3)
Mr. Snyder retired on January 1, 2012.
(4)
Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations, and was promoted to CFO in June 2010. He has until June 2015 to meet the requirement. He is on track.
(5)
Mrs. Farrell was appointed to the position of Chief Operating Officer in May 2009. She is on track to meet her share ownership requirements. Mrs. Farrell was appointed President and Chief Executive Officer on January 2, 2012. After her new appointment, Mrs. Farrell has until January 2017 to meet her new share ownership requirements, of four times base salary, as President and CEO.

Ensuring Competitive Compensation at TransAlta

While total compensation is designed firstly to recognize performance in achieving our strategic goals, our objective is also to attract, retain and motivate strong leaders. To remain competitive in the industry, our objective is to target pay at the 50th percentile of the Comparator Group when goals are achieved.

The incentive to surpass expectations is in the form of opportunities to achieve higher levels of pay through variable compensation if the Company and the Executive exceed their goals.

Industry Benchmarking – Our Comparator Group

We strive to be competitive in the market in which we compete for talent.

Competitiveness for the Executives is determined from data collected by independent consulting firms, using a cross section of comparable Canadian and U.S. companies (the "Comparator Group") with which we compete for executive talent. The Comparator Group is largely comprised of companies which are in the energy and power business and have long-cycle, capital-intensive business segments. The composition of the Comparator Group also takes account of the fact that our business model is not directly comparable with traditional utility companies. We are an unregulated utility, the geographic and strategic focus of our business is in both Canada and

TransAlta Corporation 2012 Management Proxy Circular                        56

the U.S., and our Calgary headquarters are in a city dominated by energy companies. Selecting a balance of companies that reflect these matters is key to ensuring the competitiveness of our compensation strategy. The HRC believes that this Comparator Group, as opposed to the more generic Canadian utilities indices, such as those included in the GICS Code 5510, is a more appropriate comparison for competitive compensation purposes.

The HRC reviews the Comparator Group annually to determine its appropriateness and applicability. The following table lists the companies included in the Comparator Group used to review our 2011 compensation.

Canadian Based Companies	U.S. Based Companies

ATCO Ltd.	AES Corporation
Capital Power	Alliant Energy Corporation
Emera Inc.	Ameren Corporation
Enbridge Inc.	Calpine Corporation
Energy Savings Income Fund	Dynegy Inc.
Fortis Inc.	Entergy Corporation
Gaz Métro Limited Partnership	Great Plains Energy Inc.
Husky Energy Inc.	GenOn Energy
Imperial Oil Ltd.	NRG Energy, Inc.
Teck Cominco Ltd.	Pinnacle West Capital Corporation
TransCanada Corporation	Spectra Energy Corp.
Wisconsin Energy Corporation

The HRC reviews the compensation data from the Comparator Group at the 25th, 50th and 75th percentiles for each Executive position, which may be adjusted statistically where appropriate to account for the relative size of our Company. By doing so, the HRC is able to determine the competitiveness of base pay, incentive plan designs and levels, and overall compensation levels relative to our Compensation Strategy.

Use of Independent Advisors

We and the HRC both retain the counsel of independent advisors.

Management Advisors

Towers Watson has been engaged to provide compensation consultative services to management since 2002. During 2011, the mandate of Towers Watson was to collect and analyze market data for the Executives and to provide input on these positions drawing information from the approved Comparator Group and to provide independent advice to management on TransAlta's executive compensation program. Towers Watson was also engaged in 2011 to provide independent information with respect to relative TSR calculations for determining awards under our PSOP. Towers Watson also provides pension consulting and actuarial services for two of our Ontario pension plans on an ongoing basis. Total fees paid to Towers Watson for these services in 2011 were $390,383.

Aon Hewitt has been engaged by us since 2007. They act as our Actuary and as a consultant on our pension plans. Total fees paid to Aon Hewitt for these services in 2011 were $303,597.

HRC Advisors

In 2011, the HRC retained the services of Meridian to provide independent advice on our equity compensation plans, overall competitiveness of total compensation, and to assist with its ongoing review of the Company's Compensation Strategy. Total fees paid to Meridian in 2011 were $188,107.

The HRC confirms annually the independence of its advisors and reviews whether the work provided by these independent consultants raises any conflicts of interest. The HRC determined that Meridian had no such conflicts in 2011 as they do not perform any work for TransAlta other than those retained by the HRC. The HRC has therefore conclusively determined that they are independent. In addition, to ensure their continued independence, the HRC approves all fees and terms of service for Meridian.

        57                        TransAlta Corporation 2012 Management Proxy Circular

The HRC also undertakes a review of the scope of services to be provided by management's consultant annually to ensure no conflicts arise. The fees for such services are approved by management. The following table sets forth the fees paid to independent advisors in 2010 and 2011.

	2010				2011
CONSULTANT	Towers Watson	Meridian	Aon Hewitt	Total fees paid	Towers Watson	Meridian	Aon Hewitt(1)	Total fees paid

Executive Compensation and Compensation-Related Fees – Management	$3,950	$0	$5,000	$8,950	$217,795	$0	$8,955	$226,750
Executive Compensation and Compensation-Related Fees – HRC	$57,511	$134,462	$0	$191,973	$60,316	$188,107	$0	$248,423
All Other Fees (Pension)	$59,227	$0	$444,038	$503,265	$112,272	$0	$294,642	$406,915

Total Fees Paid per Year	$120,688	$134,462	$449,038	$704,188	$390,383	$188,107	$303,597	$882,088

Note:

(1)
We also paid Aon Hewitt US$303,598 in 2011 and US$449,038 in 2010 for pension services rendered to our subsidiaries.

Annual Compensation Risk Review Process

The Board believes that our executive compensation program should not raise our risk profile. Accordingly, through the HRC, commencing in 2009, a comprehensive annual compensation risk review was introduced as part of our compensation strategy. The focus of this review is to ensure that the safeguards in place are adequate and robust at addressing and mitigating compensation related risks.

We believe that this risk review process is an effective vehicle for examining compensation risk and mitigation strategies. The process takes into consideration the major risks of our business, which are equipment / maintenance, contracting, energy marketing and construction. In addition, it takes into consideration our pay philosophy, pay mix balance, incentives and performance measures, stock-based compensation and ownership requirements. The mix and balance of these various measures including the limits to our variable compensation plans are also reviewed. Our plans are also based on Company-wide financial metrics and payouts are based on a combination of absolute and relative measures. In addition, the HRC receives management's analysis and stress testing of the factors included in the annual budget which is the basis for establishing the Company's various targets. The result is targets which are set within our risk appetite and which provide sufficient incentive for our Executives to pursue our corporate objectives.

To further enhance our risk management strategy, we have adopted policies that limit independent decision making for transactions over certain financial thresholds thereby incorporating a check and balance system to financial decision making. Together, these measures help minimize compensation risk-taking. These processes are evaluated yearly and are designed to evolve over time in order to reflect developments and best practices in risk governance. In January 2012, following the review of comprehensive compensation related risk assessment undertaken by our independent advisors, Towers, the HRC concluded that our pay programs and policies were not reasonably likely to have a material adverse effect on TransAlta, our business and our value.

Safeguards to mitigate compensation risks

Our compensation programs are designed to mitigate compensation risks. We believe the following measures impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

•
Compensation payments are capped to provide upper payout boundaries;
•
Milestones achieved must be maintained over a period of time prior to being paid or awarded. This is achieved through vesting provisions built into our medium and long-term incentive plans;
•
Annual review of our medium and long-term incentive plans targets and milestones to ensure continued relevance and applicability;
•
Evaluation of variable compensation plan metrics to confirm balance of objectives between plans thereby mitigating by design excessive risk-taking;
•
Clawback policy, which applies to all variable compensation plans. The policy provides that:

      "The Board may seek reimbursement for compensation awarded to an Executive in situations where (a) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of TransAlta's financial statements filed with any securities regulatory authorities, (b) the Executive engaged in gross

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      negligence, intentional misconduct or fraud that caused, or partially caused the need for a restatement, and (c) the incentive compensation would have been lower had the financial results been properly reported."

•
Anti-hedging policy which, in addition to our insider trading policy, ensures that Executives and directors cannot participate in speculative activity related to our shares. The policy states:

      "Insiders are prohibited by legislation from knowingly directly or indirectly, short selling securities of TransAlta or any of its affiliates where they do not own the underlying security; or directly or indirectly selling a call or buying a put on securities of TransAlta or any of its affiliates: or to engage in any securities monetization transaction and other hedging procedure designed to reduce or offset a decrease in the market value of the equity securities held by the insider, either directly or indirectly."; and

•
Policies which limit authority on expenditures. The Board has put in place policies that limit the expenditures which can be made at different levels of the organization.

Performance Analysis

When assessing performance, the HRC and the Board take into consideration both the objective pre-defined performance metrics as well as qualitative factors, such as individual performance, not captured in the formal metrics.

The HRC and Board's comprehensive assessment of the results achieved take into consideration the following:

The HRC and the Board also take into consideration the Executives total compensation over a performance period to ensure that it aligns with the Company's performance.

The HRC and the Board may also exercise discretion to make adjustments to reported results if they believe that those adjustments should be made on the basis of extra-ordinary events or to reflect the achievements of the Executives.

2011 Performance and Evaluation Process

2011 was a year of improved financial performance and significant challenges. Fortunately, our ability to adapt to changing circumstances and a diversified portfolio enabled another successful year.

The HRC reviewed the corporate performance, business environment, strategic results and individual performance of our Executives to come to the conclusions reached in this report.

        59                        TransAlta Corporation 2012 Management Proxy Circular

Chief Executive Officer Compensation

The HRC reviews annually our CEO's compensation. With the assistance of our consultants, Towers Watson, and the HRC's consultants, Meridian, the HRC considers the role of our CEO, his performance and contributions to the Company, and the role and compensation paid to CEOs within our Comparator Group. In general, we set our CEO's total target compensation at the median of our Comparator Group. On the basis of the HRC's review and recommendation, the Board approved a salary increase for Mr. Snyder in 2011 from $975,000 to $1,025,000. This was Mr. Snyder's first salary increase since 2008.

The HRC also reviews our CEO's performance against his goals in order to make a recommendation with respect to his AIC award. This determination is based primarily on the Company's performance and individual accomplishments during the year. The HRC takes into consideration all factors that it deems relevant, including our financial results, our TSR and performance relative to similar companies within our industry, survey compensation data obtained from our compensation consultants, the duties and responsibilities of our CEO, our CEO's individual performance relative to individual goals established at the beginning of each year, current compensation levels and the effect of extraneous factors on our performance. Based on this assessment the HRC may exercise its discretion to increase or decrease the award based on individual and corporate achievements.

In February 2012, the HRC and the independent members of the Board considered the factors addressed above, and also took into consideration the Company's performance and the individual accomplishments of Mr. Snyder in the determination of his 2011 AIC award. Specifically, the HRC considered the individual contributions of Mr. Snyder recognizing in particular his advocacy work with both federal and provincial governments in addressing climate change regulations and their potential impact on coal facilities and the success in reaching agreement with the State of Washington with respect to the eventual transition of the Centralia facility away from coal. The HRC also viewed the pipeline of future growth projects developed under Mr. Snyder's leadership to be of continued benefit to the Company and of value in building long-term shareholder value. In addition, the HRC and the Board wished to recognise Mr. Snyder's strong personal commitment to the successful transitioning of his CEO position to Mrs. Farrell during the last six months of his tenure.

Following this analysis, at the recommendation of the HRC, the Board determined that Mr. Snyder had performed at a high level in the achievement of his individual goals. The results were viewed positively by the Board in determining Mr. Snyder's compensation.

Executives' Compensation

The HRC with the assistance of management's consultants, Towers Watson, and the HRC's consultants, Meridian, also reviews annually our other Executives compensation. A similar evaluation process to the one utilized in reviewing our CEO's compensation is applied in this review and analysis. Compensation for our Executives is reviewed with respect to their contributions to the Company and individual accomplishments. A review of similar roles within our Comparator Group is also taken into consideration and target compensation is set at the median of the Comparator Group. On the basis of the HRC's review and recommendation, the Board approved in 2011 salary increases for Mrs. Farrell, Mr. Gellner, and Mr. Stickland. These increases are addressed in more detail under each of their individual compensation summary which follows.

The HRC also reviews our individual Executives performance against her or his goals in order to make a recommendation with respect to their respective AIC awards. This determination is based primarily on Company financial and operational performance, leadership and team performance as well as individual accomplishments. As noted earlier for our CEO, the HRC also takes into consideration all factors that it deems relevant in determining the Executive's compensation. In addition, 25% of the individual Executives annual incentive payment is based on the CEO's evaluation of the contributions the Executive made to the Company, the executive team and her or his success in accomplishing individual goals. The HRC retains discretion to increase or decrease any awards based on its review and analysis of the individual Executive's contributions to the success of the Company. Based on this review, the HRC makes its recommendation to the Board with respect to the Executive's compensation.

In February 2012, the HRC and the independent members of the Board considered the factors addressed above, including Company performance and individual accomplishments, for the purpose of determining the Executives' 2011 AIC. The results of their review are provided under the heading 2011 Pay Decisions of HRC and Board.

2011 Compensation Results

In determining the performance of AIC, the HRC considers the Company's reported results and may, at its discretion, make adjustments to the reported results to reflect non-recurring items, non-cash items primarily driven by accounting treatment and decisions made to contribute to earnings which may impact other targets.

TransAlta Corporation 2012 Management Proxy Circular                        60

Performance for 2011 was as follows:

•
earnings per share from continuing operations of $1.05;
•
funds from operations of $817 million;
•
fleet availability of 88.8%
•
EBITDA less Sustaining Capital of $725 million; and
•
Significant Near Miss Reports of 51.

Earnings Per Share

The following is a reconciliation of the difference between the earnings per share as reported for 2011 of $1.30, and the earnings per share used for incentive purposes of $1.05:

	Annual

Reported EPS	$1.30
Adjustments (net of tax)	$(0.25)
EPS used for Incentive	$1.05	(1)

Note:

(1)
Adjustments based on unusual non-recurring items.

Funds from Operations

The following is a reconciliation of the difference between the funds from operations as reported for 2011 of $809 million, and the adjusted funds from operations used for incentive purposes of $817 million:

	Annual

Reported FFO	$809
Adjustments	$8
Adjusted FFO	$817	(1)

Note:

(1)
Adjustments based on unusual non-recurring items.

Availability

The following is a reconciliation of the difference between the availability performance as reported for 2011 of 85.4%, and the availability performance used for incentive purposes of 88.8%:

	Annual

Reported Availability	85.4%
Adjustments	3.4%
Adjusted Availability	88.8%	(1)

Note:

(1)
Adjustments based on decision to economically dispatch Centralia and the removal of Sun 1 and 2 due to the economic destruction of those plants.

Medium-Term Incentive Performance

No medium-term incentive was paid to any of the Executives, including the CEO in 2011, as the plan's next three-year cycle does not end until December 31, 2012.

Mr. Snyder was granted in 2011, for the period 2011 to 2013 inclusive, an MTI opportunity of 50% of his 2011 base pay at target for the achievement of ROCE and funds from operations per share growth over the period. Mrs. Farrell was granted, as COO, an MTI opportunity of 50% and the other Executives were granted an MTI opportunity of 25%.

Long-Term Incentive Performance

In December 2011, the Board approved the payment of PSOP awards granted in 2009 for the performance period of January 1, 2009 to December 31, 2011 of 39.2% of the target grant reflecting our relative TSR for that period at the 19.6th percentile of the Comparator Group.

        61                        TransAlta Corporation 2012 Management Proxy Circular

2011 Pay Decisions of HRC and the Board

Our Named Executive Officers

CEO

Stephen G. Snyder – President and Chief Executive Officer

Previously, Mr. Snyder was President & CEO, Noma Industries Ltd., President & CEO, GE Canada Inc., and President & CEO, Camco, Inc. Mr. Snyder retired as a Director, President and Chief Executive Officer of TransAlta on January 1, 2012.

Mr. Snyder is a director of Intact Financial Corporation and co-chair of the Calgary Stampede Foundation Campaign. He is a past Director of the Canadian Imperial Bank of Commerce. He is past chair of the following organizations: the Calgary Stampede Foundation, the Alberta Secretariat for Action on Homelessness, the Calgary Committee to End Homelessness, the Canada-Alberta ecoEnergy Carbon Capture & Storage Task Force, the Conference Board of Canada, the Calgary Zoological Society, the Canadian Electrical Association, the United Way Campaign of Calgary and Area, and the Calgary Zoo's "Destination Africa" capital campaign.

Mr. Snyder holds a bachelor of science in chemical engineering from Queen's University (Kingston, ON) as well as a master of business administration from the University of Western Ontario (London, ON).

He has honourary degrees from the University of Calgary (LLD), and the Southern Alberta Institute of Technology (bachelor of applied technology). He was awarded the Alberta Centennial Medal in 2005, the Conference Board Honorary Associate Award for 2008, the Chamber of Commerce Sherrold Moore Award of Excellence in 2009 and Energy Person of the Year Award from the Energy Council of Canada in 2010.

Compensation	2011 ($)	2010 ($)	2009 ($)	2008 ($)	2007 ($)

Fixed:
Base Salary Paid(1)	$1,025	$975	$975	$975	$931
Variable
AIC(2)	$904	$568	$358	$1,048	$1,218
MTI(3)	$0	$0	$0	$0	$0
PSOP	$505	$550	$2,086	$2,339	$4,074
Total Direct Compensation(4)	$2,434	$2,093	$3,419	$4,362	$6,223
Change from previous year	+16%	+39%	-22%	-30%	+31%
Target Total Direct Compensation	$4,203	$3,900	$3,185	$3,348	$3,313
Change from previous year	+8%	-22%	-5%	+1%	+16%

2011 Pay Mix

Ownership	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value under the Guidelines	Total Ownership as a Multiple of Base Salary

418,590	195,052	$4,099,993	$8,798,762	8.6

(1)
Actual annual base salary received during the year.
(2)
Actual annual incentive bonus received for the performance year.
(3)
No MTI incentive received during the year.
(4)
Total direct compensation does not include the one-time payment made in 2008 under the Performance and Retention Plan in the amount of $1,500,000 and the RSU grant of $1,500,000.

TransAlta Corporation 2012 Management Proxy Circular                        62

The following table summarizes the CEO's actual performance for 2011 and details the incentive earned against each goal:

	TARGET		ACTUAL
2011 Strategic/Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual

Earnings per share	$1.10	13.5%	$1.05	80%	10.8%
Funds from Operations	$836 m	13.5%	$817 m	75.1%	10.1%
Overall Fleet Availability	89.6%	18%	88.8%	36%	6.5%
Strategic goals		45%		135%	60.8%
Overall Achievement		90%			88.2%

The resulting annual incentive award to Mr. Snyder for 2011, recommended by the HRC to the Board and approved in February 2012, was 88.2% of base pay or 98% of target. Details of the individual annual incentive amount for 2011 are provided in column "f" of the "Summary Compensation Table".

CEO's PSOP Compensation in 2011, 2010 and 2009 with corresponding three-year TSR relative to Comparator Group

The table below reflects the actual values of the CEO's PSOP awards for 2009 to 2011.

Performance Period	Original Grant Quantity	Original Grant Price per Share(1)	Original Value of Grant Target	Actual Grant Quantity(2)	Actual Grant Price per share(3)	Value of Compensation Received	3 Year TSR

2009 - 2011	52,160	$24.30	$1,267,488	24,046	$21.02	$505,447	19.6th%ile
2008 - 2010	38,050	$33.35	$1,268,968	26,018	$21.15	$550,281	29.6th%ile
2007 - 2009	43,950	$26.64	$1,170,828	88,835	$23.48	$2,085,846	69.6th%ile

Notes:

(1)
Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the grant.
(2)
Including dividend equivalents.
(3)
Price of a TransAlta common share as of December 31 (or the last trading day) of the year preceding the award.

CEO Retirement

As a component of our transition plan, the Company entered into a retirement agreement with Mr. Snyder providing for the payment, following his retirement, of one year base salary, AIC at target and a cash payment in lieu of contributions to the Company's registered pension plan, for an aggregate payment of $2,007,000. This payment was approved by the Board in recognition of Mr. Snyder's long service to the Company, and for his continued agreement to be available to the Company, the Board and senior management as required to provide continuity and background information as a result of the successions at both the Chair of the Board and the CEO within the last twelve months. Mr. Snyder was also granted two years of additional pensionable service under the Company's Supplemental Pension Plan at an estimated cost of $150,000. Further, Mr. Snyder received in lieu of office/administrative services an aggregate payment of $240,000. MTI and PSOP grants did not vest upon his retirement but instead continue to run their course, in the absence of a change of control, and will vest at the end of their applicable terms. Any payments to be made under the plans will be subject to the achievement of the required performance measures, and in the case of the PSOP, a relative total shareholder return above the minimum threshold. No MTI or PSOP grants were awarded for post 2011.

The Board approved this retirement arrangement for Mr. Snyder following review and consideration of other retirement compensation arrangements paid in recent years to retiring long-term CEOs in Canada and consultation with its independent advisors.

        63                        TransAlta Corporation 2012 Management Proxy Circular

Dawn L. Farrell – Chief Operating Officer

Dawn Farrell became President and CEO of TransAlta on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer from 2009 to 2011.

Mrs. Farrell has over 25 years of experience in the electric energy industry, holding roles at TransAlta and BC Hydro. She has served as Executive Vice-President, Commercial Operations and Development; Executive Vice-President, Corporate Development; Executive Vice-President, Independent Power Projects; and Vice-President, Energy Marketing and IPP Development at TransAlta Corporation.

Prior to that, she was Executive Vice-President Engineering, Aboriginal Relations and Generation and from 2003 to 2006, Mrs. Farrell served as Executive Vice-President, Generation at BC Hydro.

Mrs. Farrell sits on the board of directors of the Calgary Stampede. Her past boards include the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation, Vision Quest Windelectric and TransAlta Cogeneration.

She holds a bachelor of commerce degree with a major in finance and a master's degree in economics from the University of Calgary. Mrs. Farrell has also attended the Advanced Management Program at Harvard University.

Compensation	2011 ($)	2010 ($)	2009 ($)	2008 ($)	2007 ($)

Fixed:
Base Salary Paid(1)	$798	$700	$617	$435	$177
Variable
AIC(2)	$555	$502	$173	$324	$138
MTI(3)	$0	$0	$0	$0	$0
PSOP	$280	$129	$532	$0	$0
Total Direct Compensation(4)	$1,633	$1,331	$1,322	$759	$315
Change from previous year	+23%	+1%	+74%	+141%	N/A
Target Total Direct Compensation	$2,860	$2,451	$1,677	$1,023	$608
Change from previous year	+17%	+46%	+64%	+68%	N/A

2011 Pay Mix

Ownership	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value under the Guidelines	Total Ownership as a Multiple of Base Salary

59,881	80,875	$1,699,925	$1,258,699	1.5

(1)
Actual annual base salary received during the year.
(2)
Actual annual incentive bonus received for the performance year.
(3)
No MTI incentive received during the year.
(4)
Total direct compensation does not include the one-time payment made in 2008 under the Performance and Reward Plan in the amount of $500,000.

TransAlta Corporation 2012 Management Proxy Circular                        64

The following table summarizes Dawn L. Farrell's actual performance for 2011 and details the incentive earned against each goal:

	TARGET		ACTUAL
2011 Strategic/Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual

Earnings per share	$1.10	10.5%	$1.05	80%	8.4%
Funds from operations	$836 m	10.5%	$817m	75.1%	7.9%
Overall Fleet Availability	89.6%	14.0%	88.8%	36%	5%
Achieving EBITDA less Sustaining Capital	$758m	8.75%	$725m	54.5%	4.8%
Achieving a safety goal of 35 significant near miss reports or more	35	8.75%	51	200%	17.5%
Strategic Goals		17.5%		125%	21.9%
Overall Achievement					65.5%
Subjective Assessment by the CEO of the Individual's annual performance					125%
Target % AIC Awarded		70%			69.6%

From the bonus amount payable, 75% is fixed to be paid to the employee and the remaining 25% is discretionary and determined on the basis of the individual's performance. The HRC, taking into account input from the former CEO, determined that Mrs. Farrell's individual performance was at 125%, resulting in an equivalent factor of 31.25% of the discretionary portion. As such, the annual incentive award to Mrs. Farrell for 2011, recommended by the HRC to the Board and approved in February 2012, was 69.6% of base pay or 99.4% of target. Details of the individual annual incentive amount for 2011 are provided in column "f" of the "Summary Compensation Table".

Mrs. Farrell's base salary was increased from $700,000 to $760,000 on January 1, 2011 and effective August 1, 2011, in recognition of her upcoming promotion to President and CEO, and of the additional duties and responsibilities she would be assuming during her transition to the position, at the recommendation of the HRC and approved by the Board, her base salary was increased to $850,000 per annum.

2012 Compensation Arrangements

In addition, the Board approved new CEO compensation arrangements for Mrs. Farrell to be effective upon her promotion to President and CEO on January 2, 2012. At that time, Mrs. Farrell's base salary was increased from $850,000 to $950,000 per annum. Further, her 2012 variable pay targets were increased to 90% of base salary for AIC target, 50% for MTI target and 170% for PSOP.

A one-time CEO promotion long-term incentive grant of 1.5 times her new base salary was also provided and allocated: 50% in the form of PSOP units and 50% as RSUs. The RSUs are subject to a three-year cliff vesting requirement, to December 15, 2014.

        65                        TransAlta Corporation 2012 Management Proxy Circular

Brett Gellner – Chief Financial Officer

Brett Gellner is responsible for all financial policy, planning and reporting, as well as M&A, tax, treasury and risk management planning and implementation.

Mr. Gellner has significant experience in finance, valuation, economics, mergers and acquisitions, and commercial agreements. He also has extensive knowledge of the power industry, having worked as co-head of CIBC World Markets' Power & Utilities group. In this role, he was involved in numerous transactions including leverage buy-outs, high yield and investment-grade debt financings, initial public offerings, hybrid securities financings and private offerings of equity and debt. Prior to CIBC World Markets, he held senior roles in the Mergers & Acquisitions and Corporate Development groups of a large, publicly-traded company, and with a major international consulting firm.

Mr. Gellner has a master's degree in Applied Economics from the University of Alberta and has a Chartered Financial Analyst designation. He has also attended the Advanced Management Program at Harvard University.

Compensation	2011 ($)	2010 ($)	2009 ($)	2008 ($)	2007 ($)

Fixed:
Base Salary Paid(1)	$433	$350	$300	$108	N/A
Variable
AIC(2)	$228	$160	$199	$143	N/A
MTI(3)	$0	$0	$0	$0	N/A
PSOP	$72	$36	$0	$0	N/A
Total Direct Compensation(4)	$733	$546	$499	$251	N/A
Change from previous year	+34%	+29%	+50%	N/A	N/A
Target Total Direct Compensation	$1,259	$1,013	$606	$490	N/A
Change from previous year	+24%	+67%	+24%	N/A	N/A

2011 Pay Mix

Ownership	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value under the Guidelines	Total Ownership as a Multiple of Base Salary

29,095	47,574	$1,000,005	$611,577	1.2

(1)
Actual annual base salary received during the year.
(2)
Actual annual incentive bonus received for the performance year. In 2009, includes a one-time discretionary bonus of $75,000.
(3)
No MTI incentive received during the year.
(4)
Mr. Gellner joined TransAlta on August 11, 2008. Total Direct Compensation for 2008 does not include a one-time signing bonus of $500,000.

TransAlta Corporation 2012 Management Proxy Circular                        66

The following table summarizes Brett Gellner's actual performance for 2011 and details the incentive earned against each goal:

	TARGET		ACTUAL
2011 Strategic/Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual

Earnings per share	$1.10	7.5%	$1.05	80%	6%
Funds from operations	$836 m	7.5%	$817m	75.1%	5.6%
Overall Fleet Availability	89.6%	10.0%	88.8%	36%	3.6%
Achieving EBITDA less Sustaining Capital	$758m	6.25%	$725m	54.5%	3.4%
Achieving a safety goal of 35 significant near miss reports or more	35	6.25%	51	200%	12.5%
Strategic Goals		12.5%		125%	15.6%
Overall Achievement					46.7%
Subjective Assessment by the CEO of the Individual's annual performance					150%
Target % AIC Awarded		50%			52.5%

From the bonus amount payable, 75% is fixed to be paid to the employee and the remaining 25% is discretionary and determined on the basis of the individual's performance. The HRC, taking into account input from the former CEO, determined that Mr. Gellner's individual performance was at 150%, resulting in an equivalent factor of 37.5% of the discretionary portion. As such, the annual incentive award to Mr. Gellner for 2011, recommended by the HRC to the Board and approved in February 2012, was 52.5% of base pay or 105% of target. Details of the individual annual incentive amount for 2011 are provided in column "f" of the "Summary Compensation Table".

Mr. Gellner's base salary was increased from $400,000 to $500,000 effective September 1, 2011 following the reorganization of the senior management team and the addition of responsibilities to Mr. Gellner's role.

        67                        TransAlta Corporation 2012 Management Proxy Circular

Ken Stickland – Chief Legal and Business Development Officer

Ken Stickland is responsible for directing the corporation's legal and business development affairs, corporate secretarial matters, sustainable development and growth efforts in Canada and Australia.

Prior to joining TransAlta in January 2001, Mr. Stickland was a partner with the Calgary law firm of Burnet, Duckworth and Palmer LLP where he practiced in the energy area for 20 years. Mr. Stickland holds a bachelor of commerce degree and a law degree from the University of British Columbia.

Mr. Stickland is and has been a director of various professional associations and not-for-profit organizations. He has also been a director of several publicly listed companies and is currently the lead director at Trinidad Drilling Ltd.

Compensation	2011 ($)	2010 ($)	2009 ($)	2008 ($)	2007 ($)

Fixed:
Base Salary Paid(1)	$467	$450	$450	$435	$396
Variable
AIC(2)	$232	$206	$135	$367	$322
MTI(3)	$0	$0	$0	$0	$0
PSOP	$126	$129	$470	$519	$908
Total Direct Compensation(4)	$825	$785	$1,055	$1,321	$1,626
Change from previous year	+5%	-26%	-20%	-19%	+21%
Target Total Direct Compensation	$1,317	$1,238	$1,028	$1,023	$897
Change from previous year	+6%	+20%	+1%	+14%	+8%

2011 Pay Mix

Ownership	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value under the Guidelines	Total Ownership as a Multiple of Base Salary

79,916	47,574	$1,000,005	$1,679,834	3.4

(1)
Actual annual base salary received during the year.
(2)
Actual annual incentive bonus received for the performance year.
(3)
No MTI incentive received during the year.
(4)
Total direct compensation does not include the one-time payment made in 2008 under the Performance and Retention Plan in the amount of $500,000 and the RSU grant of $500,000.

TransAlta Corporation 2012 Management Proxy Circular                        68

The following table summarizes Ken Stickland's actual performance for 2011 and details the incentive earned against each goal:

	TARGET		ACTUAL
2011 Strategic/Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual

Earnings per share	$1.10	7.5%	$1.05	80%	6%
Funds from operations	$836 m	7.5%	$817m	75.1%	5.6%
Overall Fleet Availability	89.6%	10.0%	88.8%	36%	3.6%
Achieving EBITDA less Sustaining Capital	$758m	6.25%	$725m	54.5%	3.4%
Achieving a safety goal of 35 significant near miss reports or more	35	6.25%	51	200%	12.5%
Strategic Goals		12.5%		125%	15.6%
Overall Achievement					46.7%
Subjective Assessment by the CEO of the Individual's annual performance					125%
Target % AIC Awarded		50%			49.6%

From the bonus amount payable, 75% is fixed to be paid to the employee and the remaining 25% is discretionary and determined on the basis of the individual's performance. The HRC, taking into account input from the former CEO, determined that Mr. Stickland's individual performance was at 125%, resulting in an equivalent factor of 31.25% of the discretionary portion. As such, the annual incentive award to Mr. Stickland for 2011, recommended by the HRC to the Board and approved in February 2012, was 49.6% of base pay or 99.2% of target. Details of the individual annual incentive amount for 2011 are provided in column "f" of the "Summary Compensation Table".

Mr. Stickland's base salary was increased from $450,000 to $500,000 effective September 1, 2011 following the reorganization of the senior management team and the addition of responsibilities to Mr. Stickland's role.

        69                        TransAlta Corporation 2012 Management Proxy Circular

Will D. Bridge – Executive Vice-President, Business Development

William Bridge is responsible for TransAlta's greenfield development efforts in Canada and Australia, as well as the development of Project Pioneer. Project Pioneer is a large-scale carbon capture and storage (CCS) facility located at a coal-fired generating station west of Edmonton, Alberta, jointly owned by TransAlta and Enbridge, in partnership with both the federal and provincial governments.

Mr. Bridge has held a variety of roles within TransAlta including Executive Vice-President Generation Technology, Vice-President Operations, Vice-President Commercial Management, and Vice-President, Corporate Development. Prior to joining TransAlta, he worked with BC Hydro's subsidiary, Powerex, developing unregulated business lines in both the United States and Canada.

Mr. Bridge currently sits on the Board of Directors of the Canadian Electricity Association. He is also a former board member of the Association of Power Producers of Ontario and the Alberta Chamber of Resources.

Mr. Bridge has an electrical engineering degree from the University of Victoria.

Compensation	2011 ($)	2010 ($)	2009 ($)	2008 ($)	2007 ($)

Fixed:
Base Salary Paid(1)	$400	$400	$400	$371	$284
Variable
AIC(2)	$121	$177	$37	$202	$232
MTI(3)	$0	$0	$0	$0	$0
PSOP	$112	$106	$437	$419	$256
Total Direct Compensation(4)	$633	$683	$874	$992	$772
Change from previous year	+7%	-22%	-12%	-28%	+27%
Target Total Direct Compensation	$981	$981	$914	$863	$742
Change from previous year	+0%	+7%	+6%	+16%	+109%

2011 Pay Mix

Ownership	Minimum Ownership Level	Minimum Ownership Value	Total Ownership Value under the Guidelines	Total Ownership as a Multiple of Base Salary

39,104	28,544	$599,995	$821,966	2.1

(1)
Actual annual base salary received during the year.
(2)
Actual annual incentive bonus received for the performance year.
(3)
No MTI incentive received during the year.
(4)
Total direct compensation does not include the one-time payment made in 2008 under the Performance and Reward Plan in the amount of $500,000.

TransAlta Corporation 2012 Management Proxy Circular                        70

The following table summarizes Mr. Bridge's actual performance for 2011 and details the incentive earned against each goal:

	TARGET		ACTUAL
2011 Strategic/Individual Goals	Target	% of base pay at Target	Actual	% Achieved	% of base pay Actual

Earnings per share	$1.10	6%	$1.05	80%	4.8%
Funds from operations	$836 m	6%	$817m	75.1%	4.5%
Overall Fleet Availability	89.6%	8%	88.8%	36%	2.9%
Achieving EBITDA less Sustaining Capital	$758m	12%	$725m	54.5%	6.5%
OM&A	$478m	9%	$535m	0%	0%
Productive Value Add		9%		150%	13.5%
Overall Achievement					32.2%
Subjective Assessment by the CEO of the Individual's annual performance					75%
Target % AIC Awarded		50%			30.2%

From the bonus amount payable, 75% is fixed to be paid to the employee and the remaining 25% is discretionary and determined on the basis of the individual's performance. The HRC, taking into account input from the former COO, determined that Mr. Bridge's individual performance was at 75%, resulting in an equivalent factor of 18.75% of the discretionary portion. As such, the annual incentive award to Mr. Bridge for 2011, recommended by the HRC to the Board and approved in February 2012, was 30.2% of base pay or 60.4% of target. Details of the individual annual incentive amount for 2011 are provided in column "f" of the "Summary Compensation Table".

        71                        TransAlta Corporation 2012 Management Proxy Circular

Performance Graph

This graph and table compare the return on the Company's common shares for the period 2007 through 2011, assuming a $100 initial investment at December 31, 2006, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P/TSX Composite Index.

Cumulative value of a $100 investment,
assuming reinvestment of all dividends
(December 31)

	29-Dec-06	31-Dec-07	31-Dec-08	31-Dec-09	31-Dec-10	30-Dec-11

TransAlta	$100	$129	$97	$99	$94	$99
S&P/TSX Composite	$100	$107	$70	$91	$104	$93

Based on the above charts, the HRC is satisfied that the pattern of compensation of the Executives reflects our performance against the range of measures used for our variable compensation plans and against our peer group. Compensation levels in each year are within the range determined by the Board as appropriate. Over both the three and five-year periods, overall compensation levels are in-line with our performance, enabling the Board to conclude that our Compensation Strategy is working effectively both for shareholders and for the Executives.

Total Cost of Compensation for Executives

The total cost of compensation paid to the executives (including the CEO) as a percentage of the net earnings attributable to common shareholders for the year was 2.2%.

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Summary Compensation Table

The following table sets forth the annual compensation received by the Executives during the 2011, 2010 and 2009 financial years, in accordance with National Instrument 51-102. For a description of the plans and programs addressed in this table, you may refer to the section above entitled "Compensation Discussion and Analysis" or for retirement arrangements, you may refer to the section below entitled "Retirement Plan Benefits".

					Non-equity Incentive Plan Compensation ($)(6) (f)
								All Other Compensation ($) (h)(10)
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share Awards(4) ($)(5) (d)	Option Awards ($) (e)	Annual Incentive Plan(7)	Long- term Incentive Plans(8)	Pension Value ($) (g)(9)		Total Compensation ($) (i)

S.G. Snyder(1)	2011	1,025,000	1,742,760	0	904,050	0	1,534,700	58,494	5,265,004
President and	2010	975,000	1,657,688	0	567,840	0	401,205	76,493	3,678,226
Chief Executive Officer	2009	975,000	2,767,494	0	358,000	0	398,800	72,770	4,572,064
B. Gellner(2)	2011	433,333	500,198	0	227,662	0	217,700	26,000	1,404,893
Chief Financial	2010	350,000	400,334	0	160,160	0	146,205	25,000	1,081,699
Officer (June 30, 2010)	2009	300,000	181,035	0	199,240	0	55,800	17,500	753,575
D.L. Farrell(3)	2011	797,500	1,105,088	0	555,010	0	535,700	26,000	3,019,298
Chief Operating	2010	700,000	911,024	0	502,082	0	293,205	25,000	2,431,311
Officer	2009	616,667	701,055	0	172,666	0	277,800	25,000	1,793,188
K.S. Stickland	2011	466,667	500,198	0	231,554	0	321,700	26,000	1,546,119
Chief Legal and	2010	450,000	450,816	0	205,920	0	28,205	25,000	1,159,941
Business Development Officer	2009	450,000	815,908	0	135,000	0	94,800	25,000	1,520,708
W.D. Bridge	2011	400,000	280,238	0	120,836	0	34,700	26,000	861,774
Executive Vice-President,	2010	400,000	280,586	0	177,093	0	217,200	25,000	1,099,879
Business Development	2009	400,000	280,665	0	36,667	0	19,800	25,000	762,132

Notes:

(1)
Mr. Snyder retired from the Company effective January 1, 2012.
(2)
Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations, and was promoted to CFO on June 18, 2010. Mr. Gellner's 2009 pension value in column (g) was reported incorrectly last year due to a clerical error.
(3)
Mrs. Farrell was promoted to COO on May 1, 2009. Effective January 2, 2012, Mrs. Farrell is President and CEO of the Company.
(4)
Values based on the grant date fair value, as determined by the closing price of the Common shares on the TSX on December 31 of the year prior to the grant date as provided in PSOP. For a discussion of the assumptions made in the valuation of the awards, see Long-Term Incentive Section above.
(5)
Amounts in column (d) relate to the aggregate of the grant date fair value of shares granted under the PSOP in each year reported.

  PSOP:

  •      PSOP amounts reported in 2011 were based on the grant of units issued on January 1, 2011 for the period 2011 to 2013, using the closing price of the common shares on the TSX on December 31, 2010 of $21.15.

  •      PSOP amounts reported in 2010 were based on the grant of units issued on January 1, 2010, for the period 2010 to 2012, using the closing price of the common shares on the TSX on December 31, 2009 of $23.48.

  •      PSOP amounts reported in 2009 were based on the grant of units issued on January 1, 2009, for the period 2009 to 2011, using the closing price of the common shares on the TSX on December 31, 2008 of $24.30.

  Because of the plan's design, the value in column (d), does not include PSOP awarded in 2011 as we are required to disclose the fair market value of share grants in each reporting year, rather than the awards earned. The grant date fair values of the PSOP awards differ from the fair values determined in accordance with IFRS 2 Share-based Payment. For financial statement purposes, the accounting fair value is adjusted to the period-end closing price of the common shares on the TSX, and is amortized over the periods in which the grants are earned.

(6)
Amounts reported in column (f) relate to cash payments made under the AIC, the MTI Plan, and the PRP.
(7)
Annual Incentive Plan amounts reported in 2011, 2010 and 2009 relate to the performance level achieved in each of those years against the AIC goals.
(8)
No long-term non-equity incentive plan payments were made to the CEO and Executives in 2011, 2010 or 2009.
(9)
Amounts in column (g) are the sum of the compensatory amounts related to the Defined Contribution Pension Plan, and the Defined Benefits Supplementary Pension Plan.
(10)
Amounts in column (h) relate to car allowances and annual perquisite allowances, and for Mr. Snyder includes $26,494 in 2011 for personal use of the Company airplane.

        73                        TransAlta Corporation 2012 Management Proxy Circular

Other Required Disclosure

Incentive Plan Awards

Outstanding Share Awards

The following table details all equity-based compensation which has been granted to the Executives, and that vest in future years.

	SHARE-BASED AWARDS
Name	Grant Date	Vesting Date	Number of shares or units of shares that have not vested	Market or payout value of share awards that have not vested	Market or Payout Value of Vested share-based awards that have not yet been paid out or distributed
(a)			(f1)(1) PSOPs	(g1)(3) PSOPs	[aggregate market value or payout value]

S.G. Snyder	Jan. 1, 2011	Dec. 31, 2013	82,400	$1,732,048	0
	Jan. 1, 2010	Dec. 31, 2012	70,600	$1,484,012	0
Total			153,000	$3,216,060	0
B. Gellner(4)	Jan. 1, 2011	Dec. 31, 2013	23,650	$497,123	0
	Jan. 1, 2010	Dec. 31, 2012	17,050	$358,391	0
Total			40,700	$855,514	0
D.L. Farrell	Jan. 1, 2011	Dec. 31, 2013	52,250	$1,098,295	0
	Jan. 1, 2010	Dec. 31, 2012	38,800	$815,576	0
Total			91,050	$1,913,871	0
K.S. Stickland	Jan. 1, 2011	Dec. 31, 2013	23,650	$497,123	0
	Jan. 1, 2010	Dec. 31, 2012	19,200	$403,584	0
Total			42,850	$900,707	0
W.D. Bridge	Jan. 1, 2011	Dec. 31, 2013	13,250	$278,515	0
	Jan. 1, 2010	Dec. 31, 2012	11,950	$251,189	0
Total			25,200	$529,704	0

Notes:

(1)
This number shows PSOP grants made to the Executives in 2011 for the performance period 2011 to 2013, and 2010 for the period 2010 to 2012 at target level (P50). Actual awards may range, however, from 0% to 200% of this level, based on actual TSR compared to the approved Comparator Group at the time of award.
(2)
The values included in this table are calculated using the closing price of the common shares of the Company on the TSX on December 30, 2011 (the last trading day of 2011) of $21.02.

Incentive Plan Awards – Value Vested During the Year

The following table sets forth all variable compensation including equity-based and non-equity based compensation that vested to the Executives in 2011.

Name	Share Based Awards – value vested during the year		Non-equity Incentive Plan compensation – value earned during the year
(a)	(c1)(1) PSOPs	(c2)(2) RSUs	(d1)(3) AIC	(d2) MTI

S.G. Snyder	$505,447	$1,879,896	$904,050	0
B. Gellner	$72,183	0	$227,662	0
D.L. Farrell	$279,545	0	$555,010	0
K.S. Stickland	$125,973	$406,761	$231,554	0
W.D. Bridge	$111,932	0	$120,836	0

Notes:

(1)
The amounts disclosed in column (c1) relate to the value of awards under the PSOP granted in 2009 for the period 2009 to 2011. The value of the PSOP was based on the closing price of a TransAlta common share on December 30, 2011 (the last trading day of 2011) of $21.02. Dividend accruals were added under the terms of the plan as if the recipient had participated in our Dividend Reinvestment and Share Purchase Plan.
(2)
The amounts disclosed in column (c2) relate to the value of the last tranche of the RSUs awarded which vested on December 15, 2011. The value of the RSU awards were based on the closing price of the common shares the day prior to the vesting date of March 3, 2011 at $20.50 and the vesting date of December 15, 2011 at $20.46. RSUs were reported as compensation in the years in which they were granted.
(3)
The amounts disclosed in column (d1) relate to payments made in 2011 under the AIC and are also included in column (f) of the "Summary Compensation Table".

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Total Value of Equity Holdings

Name	Total Value of Equity Holdings
	Value of Shares Owned(1)	Value of Unvested PSOPs at P50(1)	Value of Vested (but unpaid) and Unvested RSUs(1)	Total

S.G. Snyder	$8,798,762	$3,216,606	0	$12,014,822
B. Gellner	$611,577	$855,514	0	$1,467,091
D.L. Farrell	$1,258,699	$1,913,871	0	$3,172,570
K.S. Stickland	$1,679,834	$900,707	0	$2,580,541
W.D. Bridge	$821,966	$529,704	0	$1,351,670

Note:

(1)
Based on the closing price of the common shares of the Company on the TSX on December 30, 2011 (the last trading day of 2011) of $21.02.

Retirement Plan Benefits

All employees, including the Executives, participate in a defined contribution plan registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act. All employees who have pensionable earnings over the Income Tax Act (Canada) ceiling of approximately $206,730 per year participate in our defined benefit, non-registered supplementary retirement program. Retirement benefits provided by the defined contribution plan (the "DC Plan") and the defined benefit plan (the "Supplemental Pension Plan") are summarized below.

Defined Contribution Plan (DC Plan)

Our DC Plan is a non-contributory plan. On behalf of employees, we contribute ten per cent of employees' pensionable earnings (base pay and annual incentive payment) to the plan. In 2011, pensionable earnings were capped at $206,730, resulting in a maximum annual contribution of $20,673. Contributions are deposited to individual employee/member accounts which are invested in accordance with their investment direction. Account balances grow with investment earnings and contributions. A member, who leaves the Company prior to age 55, and after completing two years of service, is eligible to transfer their account balance to a personal, locked-in account. Members are eligible to retire after attaining age 55 and completing two years of service.

Supplemental Pension Plan – Defined Benefit Plan (SPP)

To compensate employees who are affected by the Income Tax Act (Canada) pension limits, and by the cap on pensionable earnings under the DC Plan, we have adopted an SPP. The SPP is a non-contributory plan, and is funded by us.

The SPP provides a defined benefit pension for each year of credited service equal to two per cent of the final average pensionable earnings (base pay and annual incentive payment) in excess of the average DC Plan pensionable earnings limit. Final average pensionable earnings are calculated as the highest five year average in the member's last ten years of employment.

Members are eligible to retire after attaining age 55 and completing two years of service. Members who retire on or after the earlier of age 60 or attaining a combination of service years plus age totaling 85 receive an unreduced monthly pension. Other retiring members receive a monthly pension that is reduced by 5/12 of 1% for each month that their early retirement date precedes their unreduced retirement date. A member, who leaves the Company prior to age 55, and after completing two years of service, is eligible to receive a deferred monthly pension. Pensions are payable for the member's lifetime, and at least sixty monthly payments are guaranteed. Members may select an optional form of payment. If the member is a U.S. tax payer, he or she is required to select an optional form.

The SPP has a provision allowing for additional years of pensionable service to be credited to mid-career hires at the discretion of our pension committee. Although the plan allows for this service to be granted, the HRC has exercised its discretion to no longer grant this additional service in the future. Our Chief Legal and Business Development Officer, Mr. Stickland, was granted eight additional years of pensionable service as part of the terms of employment at his time of hire.

Pension payments are increased by two per cent per annum every January 1 after a member is first eligible for an unreduced pension. The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

        75                        TransAlta Corporation 2012 Management Proxy Circular

Defined Benefit Plan (DB Plan)

We had a Registered Defined Benefit Pension Plan which was discontinued for new members commencing on January 1, 1997. Only those employees who opted to remain in the plan at the time of conversion in 1997 are eligible for a DB Plan pension upon retirement. The benefits payable under the plan are similar to those described above under the description for the SPP. No Executives participate in the DB Plan.

Defined Contribution Plans

The following table details the accumulated value to the Executives of their Defined Contribution Plans as at December 31, 2011:

Name	Accumulated value at start of year ($)	Compensatory ($)	Non- Compensatory ($)	Accumulated value at year end ($)
(a)	(b)	(c)		(e)

S.G. Snyder	$310,717	$20,673	($6,978)	$324,412
B. Gellner	$61,024	$20,673	($74)	$81,623
D.L. Farrell	$89,712	$20,673	($20)	$110,365
K.S. Stickland	$225,831	$20,673	($882)	$245,622
W.D. Bridge	$268,391	$20,673	($5,126)	$283,938

Defined Benefit Plans

The following table details the estimated value to the Executives under the Supplementary Pension Plan as of December 31, 2011, and shows our accrued obligation as of that date.

		Annual Benefits Payable ($) (c)
	Number of years credited service (#)			Accrued obligation at start of year ($)		Non- Compensatory ($)	Accrued obligation at year end ($)
Name		At year end	At age 65		Compensatory ($)
(a)	(b)	(c1)	(c2)	(d)	(e)		(g)

S.G. Snyder	17.25	$594,000	N/A	$6,432,000	$1,514,000	$1,322,000	$9,268,000
B. Gellner(1)	3.33	$24,000	$142,000	$208,000	$197,000	$53,000	$458,000
D.L. Farrell	4.42	$71,000	$283,000	$849,000	$515,000	$175,000	$1,539,000
K.S. Stickland	18.92	$192,000	$262,000	$2,431,000	$301,000	$290,000	$3,022,000
W.D. Bridge	15.08	$107,000	$261,000	$1,382,000	$14,000	$307,000	$1,703,000

Notes:

(1)
Mr. Gellner joined the Company on August 11, 2008 as Vice-President, Commercial Operations, and was promoted to CFO on June 18, 2010.
(2)
The assumptions include:

  –      An annual discount rate of 4.75% in measuring the accrued pension liability at December 31, 2011;

  –      A rate of increase for compensation for 3.00% before taking into account the limits on final average earnings; and

  –      Assumed retirement rates reflecting TransAlta's Pension Plan experience.

  –      A rate of increase for the current compensation limits applied of 2.50% used in determining final average pensionable earnings under the SERP.

Deferred Compensation Plans

Performance and Retention Plan

Under the Performance and Retention Plan ("PRP"), participants are eligible to defer payment for vested RSUs for any period from the vesting date to 15 days prior to the expiry of the RSU period, being December 31, 2011. Requests to defer had to be submitted in writing before December 15 of each vesting year. The CEO elected to defer payment of his RSUs until their expiry date.

The PRP was introduced in 2005 to provide an incentive to certain eligible Executives to successfully implement our longer-term business strategy, to improve our financial performance and, to position us for future growth. It was also designed to ensure that the participants, who were key to the successful implementation of the business strategy, were encouraged to remain in the employ of the Company.

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The PRP was first established as a cash plan to provide participants with the opportunity to earn a one-time bonus for achieving targets relating to earnings per share (net of the bonuses payable under the PRP) and cash flow from operations for the 2006 fiscal year ("Milestone 1") and the 2008 fiscal year ("Milestone 2"). At the time the PRP was adopted, 40% of the bonus conditionally vested at the end of fiscal year 2006, if Milestone 1 had been met, and was to be paid after 2008 if Milestone 1 had been maintained or exceeded until that time. The full amount of the bonus was to be paid after 2008 if both Milestone 1 and Milestone 2 were met. The Board retained the discretion to modify the PRP as warranted by evolving circumstances.

In February 2007, the Board approved the award of half of the PRP amount as of December 31, 2006. The award was paid 50% in cash, and 50% in Restricted Share Units ("RSUs") converted at a price of $25.00 (being the closing price of a TransAlta common share on February 14, 2007), as provided under the plan.

In March 2009, the board approved the award of the second half of the PRP amount as of December 31, 2008. As with the first half of the PRP, the award was paid 50% in cash, and 50% in RSUs, converted at a price of $19.22 (being the closing price of a TransAlta common share on March 3, 2009) as provided under the plan. The RSUs granted as part of this award were fully vested on December 15, 2011, at which time this plan expired.

There are no other deferred compensation plans in place for the CEO and Executives.

Termination and Change of Control Benefits

We have adopted policies to cover all forms of termination. The Executives are subject to the same terms and conditions as all other employees of the Company for voluntary termination, retirement or permanent disability, and termination for cause. The terms are as follows:

Voluntary Termination

In the event of voluntary termination, an employee receives payment of any outstanding base pay and payment in lieu of any unused accrued vacation up to the last day of work. No other compensation is paid.

Retirement or Permanent Disability

In the event of retirement or permanent disability, in addition to receiving base pay, and payment in lieu of any unused accrued vacation, an employee receives the following:

•
payment of AIC at target, prorated from the beginning of the year to the date of retirement or permanent disability;
•
payment of MTI Compensation at target, prorated to the date of retirement or permanent disability; and
•
compensation in lieu of PSOPs, based on the last PSOP award performance, prorated to December 31 of the year prior to the year in which retirement or permanent disability takes place.

Termination for Cause

In the event of termination for cause, an employee receives payment of base pay, and payment in lieu of any unused accrued vacation up to the last day of work. No other compensation is paid.

Executive Arrangements

In keeping with market practice for senior level positions within the comparator group, we have entered into individual agreements with the Executives which provide payments over and above our standard policies in the event of involuntary termination and termination in the event of a change of control. The agreements provide as follows:

Involuntary Termination

The following lump sum payments will be made to the Executive instead of our standard policies:

•
an amount equal to two times base pay, for the CEO and the COO and eighteen months for the CFO;
•
an amount equal to two times annual incentive compensation at target for the CEO and the COO and eighteen months for the CFO; and

        77                        TransAlta Corporation 2012 Management Proxy Circular

•
PSOP compensation granted to the CEO to be vested and paid at maximum, while for all other executives, PSOP compensation is calculated utilizing the plan provisions.

The remaining Named Executive Officers are subject to our standard policies.

Under the agreements, following an involuntary termination, the Executive may not use or disclose any information about the Company that is confidential, without our consent except as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any of our or our subsidiaries' employees, consultants, clients or customers.

The following table outlines estimated incremental payments, including amounts under our standard plan provisions, to the Executives upon involuntary termination as at December 31, 2011:

Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at Target ($)	Benefits ($)	Additional Pension Value ($)(1)	PSOPs Value ($)(2)	Other ($)(3)	Total ($)

S.G. Snyder(4)	24	$2,050,000	$1,845,000	$328,000	N/A	$3,133,381	$495,833	$7,852,214
B. Gellner	18	$750,000	$375,000	$120,000	$198,000	$404,635	$94,450	$1,942,085
D.L. Farrell	24	$1,700,000	$1,190,000	$272,000	$854,000	$909,816	$366,300	$5,292,116
K.S. Stickland(5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
W.D. Bridge(5)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Total		$4,500,000	$3,410,000	$720,000	$1,052,000	$4,447,832	$956,583	$15,086,415

Notes:

(1)
Amounts in this column are the sum of the compensatory amount related to the Defined Contribution Pension Plan, and the Defined Benefits Supplementary Pension Plan, include the value of 24 months of additional pensionable service credits for Mrs. Farrell and 18 months of additional pensionable service credits for Mr. Gellner. Values have been calculated assuming an immediate termination of employment, and an annual discount rate of 4.75%.
(2)
As defined in the PSOP, the number of PSOPs included in this column have been calculated using the relative TSR percentile achieved for the period 2010 to 2012 of 19.6%, and based on 66.7% of target award for the period 2009 to 2011, 33.4% of target award for the period 2011 to 2013. The PSOP amounts have been calculated using the closing price of the common shares of the Company on December 30, 2011 (the last trading day of 2011) of $21.02.
(3)
As defined in the MTI, the number of MTIs included in the column have been calculated based on 66.7% of target award for the period 2010 to 2012 and 33.4% of target award for the period 2011 to 2013.
(4)
Mr. Snyder retired from the Corporation effective January 1, 2012, as such he is no longer eligible to receive payments under his agreement.
(5)
Mr. Stickland and Mr. Bridge do not have an agreement with respect to involuntary termination.

Termination in the Event of a Change of Control

Change of Control agreements are in place with each of the Executives. The agreements incorporate a "double trigger", whereby in the event of a Change of Control and upon termination of employment or constructive dismissal (as defined in the agreement), the Executive will have the right to receive the equivalent of twenty-four months of compensation. This agreement applies to all Executives with the exception of Mr. Stickland, who, upon hire in 2001, was granted a change of control agreement which includes a single trigger and which provides for a mixture of base pay and certain of the variable compensation plans to provide for up to three years of compensation payable should he be subject to a change of control. This historical agreement remains in effect, and is one that the Company will honour.

The Change of Control agreements in place for the incoming CEO and other Executives, provides as follows:

•
an amount equal to two times base pay for all Executives (three times base pay only for Mr. Stickland and Mr. Bridge);
•
an amount equal to two times the annual incentive bonus payable at target performance;
•
outstanding MTI payout amounts in accordance with the MTI plan terms;
•
PSOP compensation calculated at the maximum number of units achievable under outstanding grants;
•
a cash amount payable as a retiring allowance equal to two years of additional contributions to the Company's DC Plan;
•
two years' service credit under the Supplementary Pension Plan;
•
reimbursement up to $10,000 for expenses incurred in obtaining financial or tax advice; and
•
payment for outplacement services if requested.

Under the agreements, following termination due to a change of control, the Executive may not use or disclose any information about the Company that is confidential, without our consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any of our or our subsidiaries' employees, consultants, clients or customers.

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The following table outlines illustrative payments payable to the Executives should a change of control have occurred on December 31, 2011:

Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at Target ($)	Benefits ($)	Pension Plan Amounts ($)(2)	Accelerated PSOP Value ($)(3)	Other Payments ($)(4)	Total ($)

S.G. Snyder(1)	36	$3,075,000	$2,767,500	$492,000	N/A	$8,624,926	$495,833	$15,455,259
B. Gellner	24	$1,000,000	$500,000	$160,000	$260,000	$2,024,226	$94,450	$4,038,676
D.L. Farrell	24	$1,700,000	$1,190,000	$272,000	$854,000	$5,040,596	$366,300	$9,422,896
K.S. Stickland(5)	36/24	$1,500,000	$500,000	$240,000	$395,000	$2,347,934	$113,892	$5,096,826
W.D. Bridge(5)	36/24	$1,200,000	$400,000	$192,000	$206,000	$1,544,970	$100,000	$3,642,970

Total		$8,475,000	$5,357,500	$1,356,000	$1,715,000	$19,582,652	$1,170,475	$37,656,627

Notes:

(1)
Mr. Snyder retired from the Corporation effective January 1, 2012. As a retiree, Mr. Snyder will receive compensation under the PSOP plan as his outstanding awards vest based on the required TSR performance. Should a change of control occur prior to him receiving the outstanding PSOP compensation, he would receive instead the maximum number of PSOP outstanding grants upon the date of such change of control.
(2)
Amounts in this column are the sum of the compensatory amount related to the Defined Contribution Pension Plan, and the Defined Benefits Supplementary Pension Plan, and include the value of two years of additional pensionable service credits. Values have been calculated assuming an immediate termination of employment and an annual discount rate of 4.75%.
(3)
Amounts in this column have been calculated using the maximum shares to be awarded for 2011, 2010 and 2009 grants and the closing price of the common shares on the TSX on December 30, 2011 (the last trading day of 2011) of $21.02.
(4)
As defined in the MTI, the number of MTIs included in the column have been calculated based on 66.7% of target award for the period 2010 to 2012 and 33.4% of target award for the period 2011 to 2013.
(5)
Mr. Stickland and Mr. Bridge annual incentive compensation, in the case of a change of control, is payable over the course of 24 months.

Employee Share Option Plan

We have an employee share option plan which forms part of the incentive compensation program for employees below the level of manager. The plan provides for grants of 500 options to full-time employees and 250 options to part-time employees from time to time. Executives and directors do not participate in this plan. The HRC approves the granting of stock options, and the aggregate number of options that may be issued pursuant to the plan which will not exceed the maximum number of shares of the Company allocated under the plan. The term of each option is 10 years, and the options vest on a schedule of 25% per year over a period of four years.

No options were granted in 2011. The Company granted 500 options to each full-time employee and 250 options to each part-time employee, below the level of manager, in 2010 and 2008. Options are granted to employees in Canada and the U.S. and are priced in accordance with the provisions of the plan in the currency where the employee works.

In the case of termination of employment for any other reason except for cause, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for sixty days following termination or until the normal expiry date of the options, if earlier. In the case of retirement, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for one year following retirement or until the normal expiry date of the options, if earlier.

There were 44,230 options exercised in 2011 which comprises 0.02% of total common shares issued and outstanding as at December 31, 2011.

        79                        TransAlta Corporation 2012 Management Proxy Circular

Equity Compensation Plan Information as at December 31, 2011

At December 31, 2011, there were 1.7 million options to purchase shares outstanding, of which 1.0 million were exercisable, as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)

Equity compensation plans approved by security holders:	4.4 million(1)	$25.09(2)	8,553,944(3)
PSOP and Share Option Plan

Notes:

(1)
Outstanding under the Option Plan for both Canadian and U.S. participants and the PSOP for periods 13, 14 and 15 at a maximum level.
(2)
Weighted-average exercise price of shares outstanding under the Share Option Plan.
(3)
This number takes into account (excludes) the number of shares outstanding under the Option Plan (1,708,057) and those granted under the PSOP for period 13, 14 and 15 (2,663,318) which have not vested nor been awarded.

Employee Share Purchase Plan

We implemented, in April 2000, an Employee Share Purchase Plan, which provides an interest-free loan for employees to purchase our common shares on the open market. Senior management, including all Executives, cannot participate in this plan. Loans provided to employees under this plan cannot exceed 30% of their annual base salary. In the case of a termination of employment, the employee has sixty days to settle his/her account.

As at December 31, 2011, 1 million shares had been purchased by employees under this plan.

4.    LOANS TO DIRECTORS AND OFFICERS

We do not make loans to our directors and officers. Therefore, no loans were outstanding to our directors and officers in 2011.

5.    DIRECTORS AND OFFICERS INSURANCE

We have directors and officers liability insurance, with an annual aggregate policy limit of US$100 million for all directors and officers of the Company and its subsidiaries. In 2011, the annual cost of this coverage was approximately US$483,500 and was paid by the Company. Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy. We are reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

DIRECTOR APPROVAL

The contents of the Proxy Circular and the sending thereof to each shareholder whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, have been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta March 9, 2012	Maryse C. St.-Laurent Vice-President and Corporate Secretary

TransAlta Corporation 2012 Management Proxy Circular                        80

APPENDIX "A"
CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1

1(a)	Identity of directors who are independent	Majority 10 of 11

1(b)	Identity of non-independent directors	President and CEO

1(c)	Majority of independent directors	Yes

1(d)	Identify directors who are also directors of other issuers and name the issuers	See table on page 33

1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes

1(f)	Independent chair of the board	Yes

1(g)	Attendance record for each director	See table on page 23

2	Disclose text of board's written mandate	Appendix "B" and at www.transalta.com

3(a)	Written position descriptions for chair and chair of each board committee	Yes

3(b)	Written position description for CEO	Yes

4(a)	New director orientation	Yes

4(b)	Continuing education program for directors	Yes

5(a)	Written code of conduct for directors, officers and employees	Yes

5(b)	Board ensures directors exercise independent judgment	Yes

5(c)	Board promotes a culture of ethical business conduct	Yes

6(a)	Board has process to identify new candidates for board nomination	Yes

6(b)	Nominating committee composed of entirely independent directors	Yes

6(c)	Describe responsibilities, powers and operation of nominating committee	See GEC on page 38

7(a)	Process by which board determines compensation for directors and officers	See page 43

7(b)	Compensation committee composed of entirely independent directors	Yes

7(c)	Describe responsibilities, powers and operation of compensation committee	See HRC on page 40

7(d)	Identify advisors retained to assist in determining compensation for directors or officers and summarize mandate for which they were retained and nature of any other work requested	See HRC on page 57

8	Identify standing committees other than audit, compensation and nominating and describe their function	None

9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 34

NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

Compliance with NYSE Standards

TransAlta is in compliance with the standards of the NYSE.

        A-1                        TransAlta Corporation 2012 Management Proxy Circular

APPENDIX "B"
TRANSALTA CORPORATION
GENERAL GOVERNANCE GUIDELINES FOR THE BOARD

A.    INTRODUCTION

The Board of Directors (the "Board") is responsible for the stewardship of TransAlta Corporation (the "Company") by establishing the key policies and standards for the Company, including policies for the assessment and management of its risks, for reviewing and approving its strategic plans and for the hiring of its President and Chief Executive Officer ("CEO"). The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including its shareholders. Although the Board is responsible for the stewardship of the Company, it has delegated to the CEO and senior management team the day-to-day leadership and management of the Company. The Board monitors and assesses the performance and progress of the Company's goals through candid and timely reports from the CEO and senior management team.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.    BOARD ORGANIZATION AND MEMBERSHIP

1)     Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board ("Chair") and CEO. The Chair is independent from management and the Company. The Chair is appointed for a three-year term, contingent upon being elected to the Board annually by the shareholders. The Chair will normally serve no more than two three-year terms, subject to special circumstances arising.

2)     Chair Position Description

The Chair's responsibilities are set out in a position description that encompasses the Chair's role as it relates to the Board, committees and the CEO.

3)     Size of the Board

It is the view of the Board that 10 to 12 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance and Environment Committee (the "Committee") reviews the size of the Board annually and recommends changes in size to the Board when appropriate.

4)     Independence of Directors

The Board annually affirmatively determines the independence status of each director, based on the recommendation of the Committee. An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations. Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent. The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive's duties and relationships for and with the Company.

As a matter of policy, the Board is comprised of a majority of independent directors. Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors.

        B-1                        TransAlta Corporation 2012 Management Proxy Circular

5)     Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders. Directors stand for election each year at the annual meeting of shareholders. The form of proxy for the vote at a shareholders' meeting, where directors are to be elected, enables shareholders to vote in favour of, or to withhold from voting for each nominee separately.

In an uncontested election of directors at a shareholders' meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director. If that is not the case, the director nominee is required to tender promptly his or her resignation for consideration by the balance of the Board. In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company. Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision.

6)     Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. This review takes into account diversity of background, skills and experience of each director currently on the Board and any upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of the Company's business. The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each director and is compiled into a matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and makes recommendations for nomination to the full Board. The Board is responsible for nominating candidates for election to the Board by the shareholders and to appoint directors as the number of positions warrants on an interim basis between each annual meeting.

7)     Change in a Director's Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on their status on the Board.

8)     New Director Orientation

New directors are provided with an orientation and education program that includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, and meetings are scheduled with senior management and directors as required. A comprehensive director's manual is also provided to each new director. The orientation of each new director is tailored to that director's individual needs and areas of interest.

9)     Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business and on developments in the industry, political and economic developments in the geographical areas in which the Company is active. The Board also receives regular communications from the CEO on new developments, progress of the Company towards the achievement of its established goals and status updates on relevant topics of interest. In addition, the Board receives copies of communications between the CEO and employees.

In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place. Directors also take part in tours of the Company's assets or its suppliers and participate in management presentations relating to different aspects of the Company's business. These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context and knowledge for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors. All costs associated with such memberships or development courses are reimbursed by the Company.

TransAlta Corporation 2012 Management Proxy Circular                        B-2

10)   Retirement Age, Tenure and Succession

The retirement age for Board directors is 72. In addition, to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a maximum tenure of 15 years for all non-management directors appointed to the Board. The Board may, at its discretion, extend the term of a director beyond the limitations provided if it is deemed that the Corporation and the Board would benefit from the continued service of the director.

The Committee reviews annually the retirement dates of directors. In this review, the Committee considers the size and composition of the Board and addresses the succession planning needs associated with both the loss of skills and experience created by retiring directors and the need for continuity on the Board.

11)   Director Compensation

The Committee annually reviews the Chair and directors' compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted. In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and which form part of the Company's Comparator Group. The Board has determined that ownership of the Company's shares or Deferred Share Units ("DSUs") by directors is desirable as one way of aligning the interests of directors with those of the shareholders. A portion of the director's annual retainer fee is paid in shares or DSUs of the Company. The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director's annual retainer fee within three years of their appointment to the Board. In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within one year of their appointment to the Board.

C.    BOARD MEETINGS AND MATERIALS

1)     Agendas and Materials

The Chair and the CEO, together with the Vice-President and Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year. In advance of each meeting, management distributes to the Board written information and data necessary for the Board's understanding of the business to be conducted at the meeting. Any Board member may suggest the inclusion of additional items on the agenda.

2)     Quorum

A majority of the members of the Board, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.

3)     Meetings and In Camera Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting. The Chair discusses with the CEO any matters raised in these meetings that are relevant for the CEO or management.

D.    COMMITTEE ORGANIZATION AND MEETINGS

1)     Board Committees

Each committee operates according to an approved charter. The standing committees are: Audit and Risk, Human Resources and Governance and Environment. The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2)     Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs. The Committee's recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge.

        B-3                        TransAlta Corporation 2012 Management Proxy Circular

3)     Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee's Charter) of the meetings of the committees. The Audit and Risk Committee meets at least quarterly. Each committee reports to the full Board with respect to the proceedings of each meeting. The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person committee meeting.

4)     Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Vice-President and Corporate Secretary, develops the committee's agendas. Through the use of a checklist, linked to its Charter, each committee ensures that all matters to be addressed as set out in its Charter forms part of their schedule of agendas for the year.

E.    BOARD AND MANAGEMENT RESPONSIBILITIES

1)     Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board's skills. Open discussions between the Board and members of management about issues facing the Company are encouraged. The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)     Appointment of Chief Executive Officer and Senior Management

The Board, at the recommendation of the Human Resources Committee, is responsible for the hiring and appointment of the Chief Executive Officer, including the approval of his/her compensation and any employment agreement.

The Board also approves, at the recommendation of the Human Resources Committee, the appointment of the senior management team.

3)     Evaluation of the Chief Executive Officer

The Human Resources Committee (the "HRC") conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board. The Chair and the Chair of the HRC communicate this performance evaluation to the CEO and to the Board. The HRC uses the evaluation in its deliberations concerning the CEO's annual compensation to make recommendations to the Board for approval.

4)     Corporate Strategy

Management is responsible for the development of the Company's strategic direction and plans. It is the role of the Board to review, question, contribute to, and approve the strategic plans of the Company and to oversee its execution. The Board dedicates time annually to review, discuss and approve the Company's strategic plans, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)     Limits to Management Authority

The Board has established general authority guidelines that identify areas of responsibility that require the involvement of the Board, including material organizational changes, policy development, budgets, material financial plans and commitments, corporate and certain personnel matters. These guidelines place limits on management's authority based upon the nature and size of the proposed action.

6)     Succession Planning and Management Development

The CEO presents annually a detailed report on management development and the succession planning process to the HRC. The CEO also recommends, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The HRC reviews and approves management's succession plans and reports to the full Board on these plans annually.

TransAlta Corporation 2012 Management Proxy Circular                        B-4

7)     Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company's business and for ensuring that management has implemented appropriate strategies to manage these risks. It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

  i)      Enterprise Risk Management

The Board has delegated to its Audit and Risk Committee (the "ARC") the oversight of management's assessment of the Company's principal risks. Management has adopted a comprehensive system of Enterprise Risk Management, a system which focuses on risk identification, risk classification, identification of mitigation plans and factors and an assessment of residual risks. Management reviews the Company's overall risk scorecard, residual risks and specific risk analysis conducted on key areas of the business quarterly with the ARC, which are subsequently reported to the Board. The Board undertakes a comprehensive review of management's assessment annually.

Management also advises the Board about risks and the risk-reward analysis undertaken in connection with all projects brought to the Board for approval.

  ii)    Compensation Risk Assessment

The Board has delegated to its HRC the oversight of risks related to compensation. Management has adopted a risk review framework, as part of its overall Enterprise Risk Management review, which assesses the Company's risks relating to compensation, focusing on the areas in which the Company would be most vulnerable. In addition, the Board has adopted a clawback policy in order to deter inappropriate risk taking activities. The Board undertakes an annual comprehensive review of compensation risk as part of its annual Enterprise Risk Management review.

8)     Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged. The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the ARC which then reports to the full Board.

The Company has also adopted a Code of Conduct that sets out the key principles and policies governing the organization. The Board, through the ARC, reviews the key financial policies of the Company, approves the Code of Conduct and is informed of any exceptions arising from an annual sign-off on compliance with the Code of Conduct by management and employees.

9)     Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the ARC and reported to the Board. The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information. All directors and officers, who are considered insiders of the Company, must consult with the Vice-President and Corporate Secretary or the Chief Legal and Business Development Officer before trading in TransAlta securities and provide confirmation immediately following any trade.

In addition, the Company has adopted a disclosure policy which requires that all material information be disclosed and prohibits any employee in possession of material undisclosed information from trading in the Company's securities prior to such information being disclosed to the public. The policy also requires that the Chair of the ARC review and approve the release of financial information derived from the Company's financial statements. This policy is reviewed annually by the ARC and reported to the Board.

10)   Outside Advisors for Individual Directors

If any individual director requires the services of a professional advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair.

        B-5                        TransAlta Corporation 2012 Management Proxy Circular

F.     EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)     Assessing the Chair's Performance

In each year of the Chair's term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair's performance, measured against the Chair's position description. The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board. The results of this review form the basis for objectives for the Chair for the upcoming year. In addition, prior to the expiry of the Chair's first term, these reviews form the basis for the Committee's recommendation to the Board with respect to the renewal of the Chair's term.

2)     Assessing the Board, Committee and Individual Director Performance

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board. To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each Director for completion on an anonymous basis. The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board's performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company's risk management processes, the Company's disclosure processes, the management succession plan, the Board's relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair of the Board also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion. In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary. The information is also utilized by the Chair to provide feedback to the CEO on his performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

G.    COMMUNICATION AND SHAREHOLDER RELATIONS

1)     Board Communications Policy

The Board, or the appropriate Committee thereof, reviews and approves the content of the Company's major communications to shareholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to speak and communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)     Shareholder Communication

To facilitate and foster relations with shareholders and stakeholders, the Company has adopted a Disclosure Policy which addresses the timely dissemination of all material information. The Board reviews this policy annually. The Board also believes that it is important to have constructive engagement with its shareholders and has established means for the shareholders of the Company to communicate with the Board through the use of a confidential Help Line or by writing directly to the Board. The contact information for communicating with the Board is published annually in the Company's annual report. At their own option, shareholders may also communicate with the Board on an anonymous basis.

In addition, and consistent with its commitment to encourage effective communication with shareholders, shareholders were granted, commencing with the Company's 2011 annual meeting of shareholders, a non-binding advisory vote on the Company's approach to executive compensation. The Company is committed to ensuring continued good relations and communications with its shareholders and will continue to re-evaluate its practices in light of any new governance initiatives or developments.

TransAlta Corporation 2012 Management Proxy Circular                        B-6

SOLICITATION OF PROXIES

The solicitation will be made primarily by mail and the cost will be borne by the Company. Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person. TransAlta has also retained the services of Kingsdale Shareholder Services Inc., 130, King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, as its proxy solicitation agent, to assist with the solicitation of proxies on behalf of management.

They may be reached at:

Phone:	North American Toll Free: 1.877.659.1820 Outside North America, Banks and Brokers Call Collect: 416.867.2272
Email:	contactus@kingsdaleshareholder.com
Facsimile:	416.867.2271 or 1.866.545.5580 (toll free)

www.transalta.comTransAlta Corporation Box 1900, Station “M” 110 - 12th Avenue SW Calgary, Alberta Canada T2P 2M1 403.267.7110

QuickLinks

INVITATION TO SHAREHOLDERS
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
Components of Executive Compensation – Summary
APPENDIX "A" CHECKLIST OF CORPORATE GOVERNANCE DISCLOSURE – FORM 58-101F1
NEW YORK STOCK EXCHANGE – SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES
APPENDIX "B" TRANSALTA CORPORATION GENERAL GOVERNANCE GUIDELINES FOR THE BOARD
SOLICITATION OF PROXIES